GOOD PEOPLE

GOOD COMPANIES

PE 12-31-01 Barrett Business Services Inc

RECD S.E.C.
APR 2 4 2002

02027717



2001 ANNUAL REPORT

PROCESSED
MAY 0 3 2002
THOMSON
FINANCIAL

GREAT RESULTS

A HUMAN RESOURCE MANAGEMENT COMPANY

B S

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(D) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2001
Commission File Number 0-21886

BARRETT BUSINESS SERVICES, INC.

(Exact name of registrant as specified in its charter)

Maryland	52-0812977
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)
4724 SW Macadam Avenue Portland, Oregon	97201
(Address of principal executive offices)	(Zip Code)

(503) 220-0988

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act: None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, Par Value $.01 Per Share

(Title of class)

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes X No __

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. X

State the aggregate market value of the voting stock held by non-affiliates of the Registrant: $9,371,564 at February 28, 2002 (based on market price as of February 28, 2002).

Indicate the number of shares outstanding of each of the Registrant's classes of common stock, as of the latest practicable date:

Class	Outstanding at February 28, 2002
Common Stock, Par Value $.01 Per Share	5,813,298 Shares

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive Proxy Statement for the 2002 Annual Meeting of Stockholders are hereby incorporated by reference into Part III of Form 10-K.

BARRETT BUSINESS SERVICES, INC.
2001 ANNUAL REPORT ON FORM 10-K
TABLE OF CONTENTS

PART I

Item 1. BUSINESS

General

Barrett Business Services, Inc. ("Barrett" or the "Company"), was incorporated in the state of Maryland in 1965. Barrett is a leading human resource management company. The Company provides comprehensive outsourced solutions addressing the costs and complexities of a broad array of employment-related issues for businesses of all sizes. Employers are faced with increasing complexities in employment laws and regulations, employee benefits and administration, federal, state and local payroll tax compliance and mandatory workers' compensation coverage, as well as the recruitment and retention of quality employees. The Company believes that outsourcing the management of various employer and human resource responsibilities, which are typically considered non-core functions, enables organizations to focus on their core competencies, thereby improving operating efficiencies.

Barrett's range of services and expertise in human resource management encompasses five major categories: payroll processing, employee benefits and administration, workers' compensation coverage, effective risk management and workplace safety programs, and human resource administration, which includes functions such as recruiting, interviewing, drug testing, hiring, placement, training and regulatory compliance. These services are typically provided through a variety of contractual arrangements, as part of either a traditional staffing service or a professional employer organization ("PEO") service. Staffing services include on-demand or short-term staffing assignments, long-term or indefinite-term contract staffing, and comprehensive on-site personnel management responsibilities. In a PEO arrangement, the Company enters into a contract to become a co-employer of the client company's existing workforce and assumes responsibility for some or all of the human resource management responsibilities. The Company's target PEO clients typically have limited resources available to effectively manage these matters. The Company believes that its ability to offer clients a broad mix of staffing and PEO services differentiates it from its competitors and benefits its clients through (i) lower recruiting and personnel administration costs, (ii) decreases in payroll expenses due to lower workers' compensation and health insurance costs, (iii) improvements in workplace safety and employee benefits, (iv) lower employee turnover and (v) reductions in management resources expended in employment-related regulatory compliance. For 2001, Barrett's staffing services revenues represented 56.8% of total revenues, compared to 43.2% for PEO services revenues.

Barrett provides services to a diverse array of customers, including, among others, electronics manufacturers, various light-manufacturing industries, forest products and agriculture-based companies, transportation and shipping enterprises, food processing, telecommunications, public utilities, general contractors in numerous construction-related fields and various professional services firms. During 2001, the Company provided staffing services to approximately 3,300 customers, down from 4,600 in 2000. Although a majority of the Company's staffing customers are small to mid-sized businesses, during 2001 approximately 25 of the Company's customers each utilized Barrett employees in a number ranging from at least 200 employees to as many as 750 employees through various staffing services arrangements. In addition, Barrett had approximately 380 PEO clients at December 31, 2001, compared to 465 at December 31, 2000. The decrease in the number of PEO customers at December 31, 2001 was primarily due to the Company's decision to discontinue doing business with customers who were not providing adequate profit margins or represented unacceptable levels of risk associated with credit or workplace safety.

The Company operates through a network of 27 branch offices in Oregon, California, Washington, Maryland, Delaware, Idaho, Arizona and North Carolina. Barrett also has several smaller recruiting offices in its general market areas under the direction of a branch office.

Operating Strategies

The Company's principal operating strategies are to: (i) provide effective human resource management services through a unique and efficient blend of staffing and PEO arrangements, (ii) promote a decentralized and autonomous management philosophy and structure, (iii) leverage zone and branch level economies of scale, (iv) motivate employees through wealth sharing and (v) control workers' compensation costs through effective risk management.

Growth Strategies

The Company's principal growth strategies are to: (i) utilize a zone management structure to strengthen and expand operations, (ii) enhance management information systems to support continued growth and to improve customer services and (iii) expand through acquisitions of human resource-related businesses in new and existing geographic markets.

Acquisitions

The Company reviews acquisition opportunities on an ongoing basis. While growth through acquisition has been a major element of the Company's overall strategic growth plan, there can be no assurance that any additional acquisitions will be completed in the foreseeable future, or that any future acquisitions will have a positive effect on the Company's performance. Acquisitions involve a number of potential risks, including the diversion of management's attention to the assimilation of the operations and personnel of the acquired companies, exposure to workers' compensation and other costs in differing regulatory environments, adverse short-term effects on the Company's operating results, integration of management information systems and the amortization of acquired intangible assets.

The Company's Services

Overview of Services. Barrett's services are typically provided through a variety of contractual arrangements, as part of either a traditional staffing service or a PEO service. These contractual arrangements also provide a continuum of human resource management services. While some services are more frequently associated with Barrett's co-employer arrangements, the Company's expertise in such areas as safety services and personnel-related regulatory compliance may also be utilized by its staffing services customers through the Company's human resource management services. The Company's range of services and expertise in human resource management encompasses five major categories:

- *Payroll Processing.* For both the Company's staffing services and PEO employees, the Company performs all functions associated with payroll administration, including preparing and delivering paychecks, computing tax withholding and payroll deductions, handling garnishments, computing vacation and sick pay, and preparing W-2 forms and accounting reports through centralized operations at its headquarters in Portland, Oregon.

- *Employee Benefits and Administration.* As a result of its size, Barrett is able to offer employee benefits which are typically not available at an affordable cost to many of its customers, particularly those with fewer than 100 employees. These benefits include health care insurance, a 401(k) savings plan, a Section 125 cafeteria plan, life and disability insurance, claims administration and a nonqualified deferred compensation plan.

- *Safety Services*. Barrett offers safety services to both its staffing services and PEO customers in keeping with its corporate philosophy of "making the workplace safer." The Company has at least one risk manager available at each branch office to perform workplace safety assessments for each of its customers and to recommend actions to achieve safer operations. The Company's services include safety training and safety manuals for both workers and supervisors, job-site visits and meetings, improvements in workplace procedures and equipment to further reduce the risk of injury, compliance with OSHA requirements, environmental regulations, workplace regulation by the U.S. Department of Labor and state agencies and accident investigations. As discussed under "Self-Insured Workers' Compensation Program" below, the Company also pays safety incentives to its customers who achieve improvements in workplace safety.

- *Workers' Compensation Coverage*. Beginning in 1987, the Company obtained self-insured employer status for workers' compensation coverage in Oregon and is currently a qualified self-insured employer in many of the states in which it operates. Through its third-party administrators, Barrett provides claims management services to its PEO customers. As discussed under "Self-Insured Workers' Compensation Program" below, the Company works aggressively at managing job injury claims, including identifying fraudulent claims and utilizing its staffing services to return workers to active employment earlier. As a result of its efforts to manage workers' compensation costs, the Company is often able to reduce its clients' overall expenses arising out of job-related injuries and insurance.

- *Human Resource Administration*. Barrett offers its clients the opportunity to leverage the Company's experience in personnel-related regulatory compliance. For both its staffing services employees and PEO clients, the Company handles the burdens of advertising, recruitment, skills testing, evaluating job applications and references, drug screening, criminal and motor vehicle records reviews, hiring, and compliance with such employment regulatory areas as immigration, the Americans with Disabilities Act, and federal and state labor regulations.

Staffing Services. Barrett's staffing services include on-demand or short-term staffing assignments, contract staffing, long-term or indefinite-term on-site management and human resource administration. Short-term staffing involves employee demands caused by such factors as seasonality, fluctuations in customer demand, vacations, illnesses, parental leave, and special projects without incurring the ongoing expense and administrative responsibilities associated with recruiting, hiring and retaining additional permanent employees. As more and more companies focus on effectively managing variable costs and reducing fixed overhead, the use of employees on a short-term basis allows firms to utilize the "just-in-time" approach for their personnel needs, thereby converting a portion of their fixed personnel costs to a variable expense.

Contract staffing refers to the Company's responsibilities for the placement of employees for a period of more than three months or an indefinite period. This type of arrangement often involves outsourcing an entire department in a large corporation or providing the workforce for a large project.

In an on-site management arrangement, Barrett places an experienced manager on site at a customer's place of business. The manager is responsible for conducting all recruiting, screening, interviewing, testing, hiring and employee placement functions at the customer's facility for a long-term or indefinite period.

The Company's staffing services customers operate in a broad range of businesses, including forest products and agriculture-based companies, electronic manufacturers, transportation and shipping companies, food processors, professional firms and construction contractors. Such customers range in size from small local firms to companies with international operations, which use Barrett's services on a domestic basis. None of the Company's staffing services customers individually accounted for more than 3% of its total 2001 revenues.

In 2001, the light industrial sector generated approximately 74% of the Company's staffing services revenues, while clerical office staff accounted for 18% of such revenues and technical personnel represented the balance of 8%. Light industrial workers in the Company's employ perform such tasks as operation of machinery, manufacturing, loading and shipping, site preparation for special events, construction-site cleanup and janitorial services. Technical personnel include electronic parts assembly workers and designers and drafters of electronic parts.

Barrett emphasizes prompt, personalized service in assigning quality, trained, drug-free personnel at competitive rates to its staffing services customers. The Company uses internally developed computer databases of employee skills and availability at each of its branches to match customer needs with available qualified employees. The Company emphasizes the development of an understanding of the unique requirements of its clientele by its account managers. Customers are offered a "money-back" guarantee if dissatisfied with staffing employees placed by Barrett.

The Company utilizes a variety of methods to recruit its work force for staffing services, including among others, referrals by existing employees, newspaper advertising and marketing brochures distributed at colleges and vocational schools. The employee application process includes an interview, skills assessment test, reference verification and drug screening. The recruiting of qualified employees requires more effort when unemployment rates are low. In mid-2000, the Company implemented a new, comprehensive pre-employment screening test to further ensure that applicants are appropriately qualified for employment.

Barrett's staffing services employees are not under its direct control while working at a customer's business. Barrett has not experienced any significant liability due to claims arising out of negligent acts or misconduct by its staffing services employees. The possibility exists, however, of claims being asserted against the Company which may exceed the Company's liability insurance coverage, with a resulting negative effect on the Company's financial condition.

PEO Services. Many businesses, particularly those with a limited number of employees, find personnel administration requirements to be unduly complex and time consuming. These businesses often cannot justify the expense of a full-time human resource staff. In addition, the escalating costs of health and workers' compensation insurance in recent years, coupled with the increased complexity of laws and regulations affecting the workplace, have created a compelling opportunity for small to mid-sized businesses to outsource these managerial burdens. The outsourcing of non-core business functions, such as human resource administration, enables small enterprises to devote their limited resources to their core competencies.

In a PEO services arrangement, Barrett enters into a contract to become a co-employer of the client company's existing workforce. Pursuant to this contract, Barrett assumes responsibility for some or all of the human resource management responsibilities, including payroll and payroll taxes, employee benefits, health insurance, workers' compensation coverage, workplace safety programs, compliance with federal and state employment laws, labor and workplace regulatory requirements and related administrative responsibilities. Barrett has the right to hire and fire its PEO employees, although the client company remains responsible for day-to-day assignments, supervision and training and, in most cases, recruiting.

The Company began offering PEO services to Oregon customers in 1990 and subsequently expanded these services to other states. The Company has entered into co-employer arrangements with a wide variety of clients, including companies involved in moving and shipping, professional firms, construction, retail, manufacturing and distribution businesses. PEO clients are typically small to mid-sized businesses with up to 100 employees. None of the Company's PEO clients individually accounted for more than 3% of its total annual revenues during 2001.

Prior to entering into a co-employer arrangement, the Company performs an analysis of the potential client's actual personnel and workers' compensation costs based on information provided by the customer. Barrett introduces its workplace safety program and recommends improvements in procedures and equipment following a safety inspection of the customer's facilities which the potential client must agree to implement as part of the co-employer arrangement. Barrett also offers significant financial incentives to PEO clients to maintain a safe-work environment.

The Company's standard PEO services agreement provides for services for an indefinite term, until notice of termination is given by either party. The agreement permits cancellation by either party upon 30 days written notice. In addition, the Company may terminate the agreement at any time for specified reasons, including nonpayment or failure to follow Barrett's workplace safety program.

The form of agreement also provides for indemnification of the Company by the client against losses arising out of any default by the client under the agreement, including failure to comply with any employment-related, health and safety or immigration laws or regulations. The Company also requires the PEO client to maintain comprehensive liability coverage in the amount of $1 million for acts of its work-site employees. In addition, the Company has excess liability insurance coverage. Although no claims exceeding such policy limits have been paid by the Company to date, the possibility exists that claims for amounts in excess of sums available to the Company through indemnification or insurance may be asserted in the future, which could adversely affect the Company's profitability.

Sales and Marketing

The Company markets its services primarily through direct sales presentations by its branch office account managers. Barrett develops customer prospects through the utilization of state-of-the-art customer contact management software, which incorporates tailored databases of businesses purchased from a third-party vendor. The Company also obtains referrals from existing clients and other third parties, and places radio commercials and advertisements in various publications, including local newspapers, business magazines and the Yellow Pages.

Billing

Through centralized operations at the Company's headquarters in Portland, Oregon, the Company prepares invoices weekly for its staffing services customers and following the end of each payroll period for PEO clients. Health insurance premiums are passed through to PEO clients. Payment terms for most PEO clients are due on the invoice date.

Self-Insured Workers' Compensation Program

A principal service provided by Barrett to its customers, particularly its PEO clients, is workers' compensation coverage. As the employer of record, Barrett is responsible for complying with applicable statutory requirements for workers' compensation coverage. The Company's workplace safety services, also described under "Overview of Services," are closely tied to its approach to the management of workers' compensation risk.

Elements of Workers' Compensation System. State law (and, for certain types of employees, federal law) generally mandates that an employer reimburse its employees for the costs of medical care and other specified benefits for injuries or illnesses incurred in the course and scope of employment. The benefits payable for various categories of claims are determined by state regulation and vary with the severity and nature of the injury or illness and other specified factors. In return for this guaranteed protection, workers' compensation is an exclusive remedy and employees are generally precluded from seeking other damages from their employer for workplace injuries. Most states require employers to maintain workers' compensation insurance or otherwise demonstrate financial responsibility to meet workers' compensation obligations to employees. In many states, employers who meet certain financial and other requirements are permitted to self-insure.

Self Insurance for Workers' Compensation. In August 1987, Barrett became a self-insured employer for workers' compensation coverage in Oregon. The Company subsequently obtained self-insured employer status for workers' compensation in four additional states, Maryland, Washington, Delaware and California. In addition, in May 1995, the Company was granted self-insured employer status by the U.S. Department of Labor for longshore and harbor ("USL&H") workers' compensation coverage. Effective April 16, 2001, the Company voluntarily elected to terminate its USL&H self-insured status. Regulations governing self-insured employers in each jurisdiction typically require the employer to maintain surety deposits of cash, government securities or other financial instruments to cover workers' claims in the event the employer is unable to pay for such claims.

Through December 31, 2001, Barrett maintained excess workers' compensation insurance for single occurrences exceeding $400,000 (except for $500,000 for USL&H coverage through April 16, 2001) with statutory limits (i.e., in unlimited amounts) pursuant to annual policies with major insurance companies. The excess-insurance policies contain standard exclusions from coverage, including punitive damages, fines or penalties in connection with violation of any statute or regulation and losses covered by other insurance or indemnity provisions.

Claims Management. As a self-insured employer, the Company's workers' compensation expense is tied directly to the incidence and severity of workplace injuries to its employees. Barrett seeks to contain its workers' compensation costs through an aggressive approach to claims management. The Company uses managed-care systems to reduce medical costs and keeps time-loss costs to a minimum by assigning injured workers, whenever possible, to short-term assignments which accommodate the workers' physical limitations. The Company believes that these assignments minimize both time actually lost from work and covered time-loss costs. Barrett has also engaged third-party administrators ("TPAs") to provide additional claims management expertise. Typical management procedures include performing thorough and prompt on-site investigations of claims filed by employees, working with physicians to encourage efficient medical management of cases, denying questionable claims and attempting to negotiate early settlements to eliminate future case development and costs. Barrett also maintains a corporate-wide pre-employment drug screening program and a mandatory post-injury drug test. The program is believed to have resulted in a reduction in the frequency of fraudulent claims and in accidents in which the use of illegal drugs appears to have been a contributing factor.

Elements of Self-Insurance Costs. The costs associated with the Company's self-insured workers' compensation program include case reserves for reported claims, an additional expense provision (referred to as the "IBNR reserve") for unanticipated increases in the cost of open injury claims (known as "adverse loss development") and for claims incurred in prior periods but not reported, fees payable to the Company's TPAs, additional claims administration expenses, administrative fees payable to state and federal workers' compensation regulatory agencies, premiums for excess workers' compensation insurance, legal fees and safety incentive payments. Although not directly related to the size of the Company's payroll, the number of claims and correlative loss payments may be expected to increase with growth in the total number of employees. The state assessments are typically based on payroll amounts and, to a limited extent, the amount of permanent disability awards during the previous year. Excess insurance premiums are also based in part on the size of the Company's payroll. Safety incentives expense may increase as the number of the Company's PEO employees rises, although increases will only occur for any given PEO client if such client's claims costs are below agreed-upon amounts.

Workers' Compensation Claims Experience and Reserves

The Company recognizes its liability for the ultimate payment of incurred claims and claims adjustment expenses by accruing liabilities which represent estimates of future amounts necessary to pay claims and related expenses with respect to covered events that have occurred. When a claim involving a probable loss is reported, the Company's TPA establishes a case reserve for the estimated amount of ultimate loss. The estimate reflects an informed judgment based on established case reserving practices and the experience and knowledge of the TPA regarding the nature and expected value of the claim, as well as the estimated expense of settling the claim, including legal and other fees and expenses of administering claims. The adequacy of such case reserves depends on the professional judgment of each TPA to properly and comprehensively evaluate the economic consequences of each claim. Additionally, on an aggregate basis, the Company has established an additional expense reserve for both future adverse loss development in excess of initial case reserves on open claims and for claims incurred but not reported, referred to as the IBNR reserve.

As part of the case reserving process, historical data is reviewed and consideration is given to the anticipated effect of various factors, including known and anticipated legal developments, inflation and economic conditions. Reserve amounts are necessarily based on management's estimates, and as other data becomes available, these estimates are revised, which may result in increases or decreases in existing case reserves. Barrett has engaged a nationally-recognized, independent actuary to review, at least annually, the Company's total workers' compensation claims liability and reserving practices. Based in part on such review, the Company believes its total accrued workers' compensation claims liabilities at December 31, 2001, are adequate. It is possible, however, that the Company's actual future workers' compensation obligations may exceed the amount of its accrued liabilities, with a corresponding negative effect on future earnings, due to such factors as unanticipated adverse loss development of known claims, and the effect, if any, of claims incurred but not reported. Refer to Part II, Item 7, "Critical Accounting Policies".

Approximately one-fifth of the Company's total payroll exposure was in relatively high-risk industries with respect to workplace injuries, including trucking, construction and certain warehousing activities. Failure to successfully manage the severity and frequency of workers' compensation injuries results in increased workers' compensation expense and has a negative effect, which may be substantial, on the Company's operating results and financial condition. Management maintains clear guidelines for its branch managers, account managers, and loss control specialists directly tying their continued employment with the Company to their diligence in understanding and addressing the risks of accident or injury associated with the industries in which client companies operate and in monitoring the compliance by clients with workplace safety requirements. The Company has a policy of "zero tolerance" for avoidable workplace injuries.

Management Information Systems

The Company performs all functions associated with payroll administration through its internal management information system. Each branch office performs payroll data entry functions and maintains an independent database of employees and customers, as well as payroll and invoicing records. All processing functions are centralized at Barrett's corporate headquarters in Portland, Oregon.

Employees and Employee Benefits

At December 31, 2001, the Company had approximately 10,425 employees, including approximately 6,700 staffing services employees, approximately 3,500 PEO employees and approximately 225 managerial, sales and administrative employees. The number of employees at any given time may vary significantly due to business conditions at customer or client companies. During 2001, less than 1% of the Company's employees were covered by a collective bargaining agreement. Each of Barrett's managerial, sales and administrative employees has entered into a standard form of employment agreement which, among other things, contains covenants not to engage in certain activities in competition with the Company for 18 months following termination of employment and to maintain the confidentiality of certain proprietary information. Barrett believes its employee relations are good.

The Company's decentralized management structure relies heavily on its zone managers, each responsible for overseeing the operations of several branch offices. The Company believes that its zone managers possess the requisite business acumen and experience comparable to senior management of many of the Company's larger competitors. Accordingly, the efficiency of Barrett's operations is dependent upon its ability to attract and retain highly qualified, motivated individuals to serve as zone managers. This ability is also central to the Company's plans to expand through acquiring human resources related businesses in existing and new geographic areas. If the Company is unable to continue to recruit and retain individuals with the skills and experience required of zone managers, its operations may be adversely affected.

Benefits offered to Barrett's staffing services employees include group health insurance, a Section 125 cafeteria plan which permits employees to use pretax earnings to fund various services, including medical, dental and childcare, and a Section 401(k) savings plan pursuant to which employees may begin making contributions upon reaching 21 years of age and completing 1,000 hours of service in any consecutive 12-month period. The Company may also make contributions to the savings plan, which vest over seven years and are subject to certain legal limits, at the sole discretion of the Company's Board of Directors. In addition, the Company offers a nonqualified deferred compensation plan for highly compensated employees who are precluded from participation in the 401(k) plan. Employees subject to a co-employer arrangement may participate in the Company's benefit plans, provided that the group health insurance premiums may, at the client's option, be paid by payroll deduction. See "Regulatory and Legislative Issues—Employee Benefit Plans."

Regulatory and Legislative Issues

Business Operations. The Company is subject to the laws and regulations of the jurisdictions within which it operates, including those governing self-insured employers under the workers' compensation systems in Oregon, Washington, Maryland, Delaware and California. An Oregon PEO company, such as Barrett, is required to be licensed as a worker-leasing company by the Workers' Compensation Division of the Oregon Department of Consumer and Business Services. Temporary staffing companies are expressly exempt from the Oregon licensing requirement. Oregon PEO companies are also required to ensure that each PEO client provides adequate training and supervision for its employees to comply with statutory requirements for workplace safety and to give 30 days written notice in the event of a termination of its obligation to provide workers' compensation coverage for PEO employees and other subject employees of a PEO client. Although compliance with these requirements imposes some additional financial risk on Barrett, particularly with respect to those clients who breach their payment obligation to the Company, such compliance has not had a significant adverse impact on Barrett's business to date.

Employee Benefit Plans. The Company's operations are affected by numerous federal and state laws relating to labor, tax and employment matters. By entering into a co-employer relationship with employees who are assigned to work at client locations (sometimes referred to as "work-site employees"), the Company assumes certain obligations and responsibilities of an employer under these federal and state laws. Because many of these federal and state laws were enacted prior to the development of nontraditional employment relationships, such as professional employer, temporary employment, and outsourcing arrangements, many of these laws do not specifically address the obligations and responsibilities of nontraditional employers. In addition, the definition of "employer" under these laws is not uniform.

As an employer, the Company is subject to all federal statutes and regulations governing its employer-employee relationships. Subject to the issues discussed below, the Company believes that its operations are in compliance in all material respects with all applicable federal statutes and regulations.

The Company offers various qualified employee benefit plans to its employees, including its work-site employees. These employee benefit plans include a savings plan (the "401(k) plan") under Section 401(k) of the Internal Revenue Code (the "Code"), a cafeteria plan under Code Section 125, a group health plan, a group life insurance plan and a group disability insurance plan. In addition, the Company offers a nonqualified deferred compensation plan, which is available to highly compensated employees who are not eligible to participate in the Company's 401(k) plan. Generally, qualified employee benefit plans are subject to provisions of both the Code and the Employee Retirement Income Security Act of 1974 ("ERISA"). In order to qualify for favorable tax treatment under the Code, qualified plans must be established and maintained by an employer for the exclusive benefit of its employees. See Item 7 of this report for a discussion of issues regarding qualification of the Company's employee benefit plans arising out of participation by the Company's PEO employees.

Competition

The staffing services and PEO businesses are characterized by intense competition. The staffing services market includes competitors of all sizes, including several, such as Manpower, Inc., Kelly Services, Inc. and RemedyTemp, Inc., that are national in scope and have substantially greater financial, marketing and other resources than the Company. In addition to national companies, Barrett competes with numerous regional and local firms for both customers and employees. There are relatively few barriers to entry into the staffing services business. The principal competitive factors in the staffing services industry are price, the ability to provide qualified workers in a timely manner and the monitoring of job performance. The Company attributes its internal growth in staffing services revenues to the cost-efficiency of its operations which permits the Company to price its services competitively, and to its ability through its branch office network to understand and satisfy the needs of its customers with competent personnel.

Although there are believed to be at least 2,000 companies currently offering PEO services in the U.S., many of these potential competitors are located in states in which the Company presently does not operate. Barrett believes that there are approximately 60 firms offering PEO services in Oregon, but the Company has the largest presence in the state. During 2001, approximately 60% and 32% of the Company's PEO revenues were earned in Oregon and California, respectively.

The Company may face additional PEO competition in the future from new entrants to the field, including other staffing services companies, payroll processing companies and insurance companies. Certain PEO companies operating in areas in which Barrett does not now, but may in the future, offer its services have greater financial and marketing resources than the Company, such as Administaff, Inc., Staff Leasing, Inc. and Paychex, Inc., among others. Competition in the PEO industry is based largely on price, although service and quality can also provide competitive advantages. Barrett believes that its past growth in PEO services revenues is attributable to its ability to provide small and mid-sized companies with the opportunity to provide enhanced benefits to their employees while reducing their overall personnel administration and workers' compensation costs. The Company's competitive advantage may be adversely affected by a substantial increase in the costs of maintaining its self-insured workers' compensation program. A general market decrease in the level of workers' compensation insurance premiums may also decrease demand for PEO services.

Item 2. PROPERTIES

The Company provides staffing and PEO services through all 27 of its branch offices. The following table shows the number of branch offices located in each state in which the Company operates. The Company's California and Oregon offices accounted for 42% and 40%, respectively, of its total revenues in 2001. The Company also leases office space in other locations in its market areas which it uses to recruit and place employees.

State	Number of Branch Offices
Arizona	1
California	9
Idaho	1
Oregon	9
Washington	2
Maryland	3
Delaware	1
North Carolina	1

The Company's corporate headquarters are located in an office building in Portland, Oregon, with approximately 9,200 square feet of office space. The building is subject to a mortgage loan with a principal balance of approximately $397,000 at December 31, 2001.

The Company also owns one other office building, in Portland, Oregon with approximately 7,000 square feet of office space, which houses its Portland/Bridgeport branch office.

Barrett leases office space for its other branch offices. At December 31, 2001, such leases had expiration dates ranging from less than one year to four years, with total minimum payments through 2005 of approximately $2,254,000.

Item 3. LEGAL PROCEEDINGS

There were no material legal proceedings pending against the Company at December 31, 2001, or during the period beginning with that date through April 10, 2002.

PART I

Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

No matters were submitted to a vote of the Company's stockholders during the fourth quarter of 2001.

EXECUTIVE OFFICERS OF THE REGISTRANT

The following table identifies, as of February 28, 2002, each executive officer of the Company. Executive officers are elected annually and serve at the discretion of the Board of Directors.

Name	Age	Principal Positions and Business Experience	Officer Since
William W. Sherertz	56	President; Chief Executive Officer; Director	1980
Michael D. Mulholland	50	Vice President-Finance and Secretary; Chief Financial Officer	1994
Gregory R. Vaughn	46	Vice President	1998
James D. Miller	38	Controller and Assistant Secretary; Principal Accounting Officer	1994

William W. Sherertz has acted as Chief Executive Officer of the Company since 1980. He has also been a director of the Company since 1980, and was appointed President of the Company in March 1993. Mr. Sherertz also serves as Chairman of the Board of Directors.

Michael D. Mulholland joined the Company in August 1994 as Vice President-Finance and Secretary. From 1988 to 1994, Mr. Mulholland was employed by Sprouse-Reitz Stores Inc. ("Sprouse"), a former Nasdaq-listed retail company, serving as its Executive Vice President, Chief Financial Officer and Secretary. Prior to Sprouse, Mr. Mulholland held senior management positions with Lamb-Weston, Inc., a food processing company from 1985 to 1988, and Keil, Inc., a regional retail company, from 1978 to 1985. Mr. Mulholland, a certified public accountant on inactive status, was also employed by Touche Ross & Co., now known as Deloitte & Touche LLP.

Gregory R. Vaughn joined the Company in July 1997 as Operations Manager. Mr. Vaughn was appointed Vice President in January 1998. Prior to joining Barrett, Mr. Vaughn was Chief Executive Officer of Insource America, Inc., a privately-held human resource management company headquartered in Portland, Oregon, since 1996. Mr. Vaughn has also held senior management positions with Sundial Time Systems, Inc. from 1995 to 1996 and Continental Information Systems, Inc. from 1990 to 1994. Previously, Mr. Vaughn was employed as a technology consultant by Price Waterhouse LLP, now known as PricewaterhouseCoopers LLP.

James D. Miller joined the Company in January 1994 as Controller. From 1991 to 1994, he was the Corporate Accounting Manager for Christensen Motor Yacht Corporation. Mr. Miller, a certified public accountant on inactive status, was employed by Price Waterhouse LLP, now known as PricewaterhouseCoopers LLP, from 1987 to 1991.

PART II

Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

The Company's common stock (the "Common Stock") trades on The Nasdaq Stock Market's SmallCap™ tier under the symbol "BBSI." At February 28, 2002, there were 66 stockholders of record and approximately 372 beneficial owners of the Common Stock. The Company has not declared or paid any cash dividends since the closing of its initial public offering of Common Stock on June 18, 1993, and has no present plan to pay any cash dividends in the foreseeable future. The following table presents the high and low sales prices of the Common Stock for each quarterly period during the last two fiscal years, as reported by The Nasdaq Stock Market:

	High	Low
2000		
First Quarter	$ 7.63	$ 5.00
Second Quarter	7.50	5.00
Third Quarter	6.44	5.00
Fourth Quarter	5.25	2.50
2001		
First Quarter	$ 4.00	$ 3.38
Second Quarter	3.97	3.30
Third Quarter	4.25	3.05
Fourth Quarter	5.06	3.04

PART II

Item 6. SELECTED FINANCIAL DATA

The following selected financial data should be read in conjunction with the Company's financial statements and the accompanying notes listed in Item 14 of this report.

	2001	2000	1999	1998	1997
	Year Ended December 31, (In thousands, except per share data)				
Statement of operations:					
Revenues:					
Staffing services	$ 123,110	$ 188,500	$ 194,991	$ 165,443	$ 177,263
Professional employer services	93,553	133,966	152,859	137,586	128,268
Total	216,663	322,466	347,850	303,029	305,531
Cost of revenues:					
Direct payroll costs	168,022	251,015	270,049	235,265	236,307
Payroll taxes and benefits	17,635	27,007	28,603	25,550	27,226
Workers' compensation	12,971	12,639	11,702	10,190	10,584
Total	198,628	290,661	310,354	271,005	274,117
Gross margin	18,035	31,805	37,496	32,024	31,414
Selling, general and administrative expenses	18,737	24,583	25,957	23,012	23,573
Merger expenses	-	-	-	750	-
Depreciation and amortization	3,277	3,192	2,461	1,785	1,770
(Loss) income from operations	(3,979)	4,030	9,078	6,477	6,071
Other (expense) income:					
Interest expense	(359)	(830)	(634)	(173)	(247)
Interest income	297	341	357	441	362
Other, net	45	6	32	(1)	1
Total	(17)	(483)	(245)	267	116
(Loss) income before income taxes	(3,996)	3,547	8,833	6,744	6,187
(Benefit from) provision for income taxes	(1,574)	1,446	3,684	2,923	2,342
Net (loss) income	$ (2,422)	$ 2,101	$ 5,149	$ 3,821	$ 3,845
Basic (loss) earnings per share	$ (.39)	$ .29	$ .68	$ .50	$ .50
Weighted average number of basic shares outstanding	6,193	7,237	7,581	7,664	7,646
Diluted (loss) earnings per share	$ (.39)	$ .29	$ .68	$ .50	$ .49
Weighted average number of diluted shares outstanding	6,193	7,277	7,627	7,711	7,780
Operating cash flow	$ 855	$ 5,293	$ 7,610	$ 5,606	$ 5,615
Operating cash flow per diluted share	$ .14	$ .73	$ 1.00	$ .73	$ .72
Selected balance sheet data:					
Working capital	$ 2,658	$ 3,731	$ 7,688	$ 13,272	$ 10,201
Total assets	52,566	60,865	70,504	52,770	50,815
Long-term debt, net of current portion	922	2,283	5,007	1,503	1,573
Stockholders' equity	30,534	34,917	37,329	33,702	30,231

Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview

The Company's revenues consist of staffing services and professional employer organization ("PEO") services. Staffing services revenues consist of short-term staffing, contract staffing and on-site management. PEO services refer exclusively to co-employer contractual agreements with PEO clients. The Company's revenues represent all amounts invoiced to customers for direct payroll, related employment taxes, workers' compensation coverage and a service fee (equivalent to a mark-up percentage). The Company's Oregon and California offices accounted for approximately 82% of its total revenues in 2001. Consequently, weakness in economic conditions in these regions could have a material adverse effect on the Company's financial results.

The Company's cost of revenues is comprised of direct payroll costs, payroll taxes and employee benefits and workers' compensation, which includes safety incentives. Direct payroll costs represent the gross payroll earned by employees based on salary or hourly wages. Payroll taxes and employee benefits consist of the employer's portion of Social Security and Medicare taxes, federal unemployment taxes, state unemployment taxes and employee reimbursements for materials, supplies and other expenses, which are paid by the customer. Workers' compensation expense consists primarily of the costs associated with the Company's self-insured workers' compensation program, such as claims reserves, claims administration fees, legal fees, state and federal administrative agency fees and reinsurance costs for catastrophic injuries. The Company also maintains separate workers' compensation insurance policies for employees working in states where the Company is not self-insured. Safety incentives, a component of workers' compensation expense, represent cash incentives paid to certain PEO client companies for maintaining safe-work practices in order to minimize workplace injuries. The incentive is based on a percentage of annual payroll and is paid annually to customers who meet predetermined workers' compensation claims cost objectives.

The largest portion of workers' compensation expense is the cost of workplace injury claims. When an injury occurs and is reported to the Company, the Company's respective independent third-party claims administrator ("TPA") analyzes the details of the injury and develops a case reserve, which is the TPA's estimate of the cost of the claim based on similar injuries and its professional judgment. The Company then records, or accrues, an expense and a corresponding liability based upon the TPA's estimates for claims reserves. As cash payments are made by the Company's TPA against specific case reserves, the accrued liability is reduced by the corresponding payment amount. The TPA also reviews existing injury claims on an on-going basis and adjusts the case reserves as new or additional information for each claim becomes available. The Company has established additional reserves to provide for future unanticipated increases in expenses ("adverse loss development") of the claims reserves for open injury claims and for claims incurred but not reported related to prior and current periods. Management believes that the Company's operational policies and internal claims reporting system minimizes the occurrence of unreported incurred claims.

Selling, general and administrative ("SG&A") expenses represent both branch office and corporate-level operating expenses. Branch operating expenses consist primarily of branch office staff payroll and personnel related costs, advertising, rent, office supplies, depreciation and branch incentive compensation. Corporate-level operating expenses consist primarily of executive and office staff payroll and personnel related costs, professional and legal fees, travel, depreciation, occupancy costs, information systems costs and executive and corporate staff incentive bonuses.

Amortization of intangibles consists primarily of the amortization of the costs of acquisitions in excess of the fair value of net assets acquired (goodwill). The Company uses a 15-year estimate as the useful life of goodwill, as compared to the maximum 40-year life permitted by generally accepted accounting principles, and amortizes such cost using the straight-line method. Other intangible assets, such as software costs, customer lists and covenants not to compete, are amortized using the straight-line method over their estimated useful lives, which range from two to 15 years.

Critical Accounting Policies

The Company has identified the following policies as critical to the Company's business and the understanding of its results of operations. For a detailed discussion of the application of these and other accounting policies, see Note 1 in the Notes to the Financial Statements in Item 14 of this Annual Report on Form 10-K. Note that the preparation of this Annual Report on Form 10-K requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

Self-insured workers' compensation reserves. The Company is self-insured for workers' compensation coverage in a majority of its employee work sites. Accruals for workers' compensation expense are made based upon the Company's claims experience and an independent actuarial analysis performed at least once per year, utilizing Company experience, as well as claim cost development trends and current workers' compensation industry loss information. As such, a majority of the Company's recorded expense for workers' compensation is management's best estimate. Management believes that the amount accrued is adequate to cover all known and unreported claims at December 31, 2001. However, if the actual costs of such claims and related expenses exceeds the amount estimated, additional reserves may be required, which would have a material negative effect on operating results.

Allowance for doubtful accounts. The Company must make estimates of the collectibility of accounts receivables. Management analyzes historical bad debts, customer concentrations, customer credit-worthiness, current economic trends and changes in the customers' payment tendencies when evaluating the adequacy of the allowance for doubtful accounts. If the financial condition of the Company's customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required.

Intangible assets. The Company assesses the impairment of intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. Factors that are considered include significant underperformance relative to expected historical or projected future operating results, significant negative industry trends and significant change in the manner of use of the acquired assets. Management's current assessment of the carrying value of intangible assets indicates there is no impairment based upon projected future cash flows and is predicated, in part, on the Company's operating results returning to recent historical levels within the next few years. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges for these assets not previously recorded.

New Accounting Pronouncements

For a discussion of new accounting pronouncements and their potential effect on the Company's results of operations and financial position, refer to Note 1 in the Notes to the Financial Statements in Item 14 of this Annual Report on Form 10-K.

Forward-Looking Information

Statements in this Item or in Item 1 of this report which are not historical in nature, including discussion of economic conditions in the Company's market areas, the potential for and effect of recent and future acquisitions, the effect of changes in the Company's mix of services on gross margin, the adequacy of the Company's workers' compensation reserves and allowance for doubtful accounts, the effectiveness of the Company's management information systems, the tax-qualified status of the Company's 401(k) savings plan and the availability of financing and working capital to meet the Company's funding requirements, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company or industry results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors with respect to the Company include difficulties associated with integrating acquired businesses and clients into the Company's operations, economic trends in the Company's service areas, uncertainties regarding government regulation of PEOs, including the possible adoption by the IRS of an unfavorable position as to the tax-qualified status of employee benefit plans maintained by PEOs, future workers' compensation claims experience, the availability of capital or letters of credit necessary to meet state-mandated surety deposit requirements for maintaining the Company's status as a qualified self-insured employer for workers' compensation coverage, and the availability of and costs associated with potential sources of financing. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

Results of Operations

The following table sets forth the percentages of total revenues represented by selected items in the Company's Statements of Operations for the years ended December 31, 2001, 2000 and 1999, listed in Item 14 of this report. References to the Notes to Financial Statements appearing below are to the notes to the Company's financial statements listed in Item 14 of this report.

	Percentage of Total Revenues		
	Years Ended December 31,		
	2001	2000	1999
Revenues:			
Staffing services	56.8 %	58.5 %	56.1 %
Professional employer services	43.2	41.5	43.9
Total	100.0	100.0	100.0
Cost of revenues:			
Direct payroll costs	77.6	77.8	77.6
Payroll taxes and benefits	8.1	8.4	8.2
Workers' compensation	6.0	3.9	3.4
Total	91.7	90.1	89.2
Gross margin	8.3	9.9	10.8
Selling, general and administrative expenses	8.6	7.6	7.5
Depreciation and amortization	1.5	1.0	0.6
(Loss) income from operations	(1.8)	1.3	2.7
Other (expense) income	-	(0.2)	(0.1)
Pretax (loss) income	(1.8)	1.1	2.6
(Benefit from) provision for income taxes	(0.7)	0.4	1.1
Net (loss) income	(1.1) %	0.7 %	1.5 %

Years Ended December 31, 2001 and 2000

Net loss for the year ended December 31, 2001 was $2,422,000, a decline of $4,523,000 from net income of $2,101,000 for 2000. The decrease in net income was attributable to lower gross margin dollars primarily resulting from a 32.8% decrease in revenues coupled with a 210 basis point increase in workers' compensation expense, which represents an increase of 53.8%, as a percent of revenues, partially offset by a 23.8% reduction in SG&A expenses and a 96.5% reduction in other expense. Basic and diluted loss per share for 2001 were $.39 as compared to basic and diluted earnings per share of $.29 for 2000. Cash flow per share (defined as net (loss) income plus depreciation and amortization divided by weighted average diluted shares outstanding) for 2001 was a positive $.14 as compared to a positive $.73 for 2000.

Revenues for 2001 totaled $216,663,000, a decrease of approximately $105,803,000 or 32.8% from 2000 revenues of $322,466,000. The decrease in total revenues was due, in part, to the continued softening of business conditions in the Company's market areas, particularly in the Company's Northern California operations, which accounted for approximately 48.6% of the decline in total revenues for 2001, to competition, as well as to management's decision to terminate the Company's relationship with certain customers who provided insufficient gross margin in relation to such risk factors as workers' compensation coverage and credit. As of the date of this filing, revenue trends continue to be negatively affected by weak overall economic conditions. The Company has recently hired several new managers throughout its operating regions, which management believes will have a positive effect on the Company's business prospects in the future.

Staffing services revenue decreased $65,390,000 or 34.7%, while professional employer services revenue decreased $40,413,000 or 30.2%, which resulted in a decrease in the share of staffing services to 56.8% of total revenues for 2001, as compared to 58.5% for 2000. The decrease in staffing services revenue for 2001 was primarily attributable to a decrease in demand for the Company's services in the majority of areas in which the Company does business owing to general economic conditions. The share of professional employer services revenues had a corresponding increase from 41.5% of total revenues for 2000 to 43.2% for 2001. The decrease in professional employer services revenue for 2001 was primarily due to a 46.9% decline in the Company's Northern California region as a result of management's decision to discontinue its services to a few high volume, low margin customers.

Gross margin for 2001 totaled $18,035,000, which represented a decrease of $13,770,000 or 43.3% from 2000. The gross margin percent decreased from 9.9% of revenues for 2000 to 8.3% for 2001. The decrease in the gross margin percentage was due to higher workers' compensation expenses offset in part by lower direct payroll costs and payroll taxes and benefits, as a percentage of revenues. The increase in workers' compensation expense, as a percentage of revenues, from 3.9% of revenues for 2000 to 6.0% for 2001, was primarily due to an increase in the adverse development of estimated future costs of workers' compensation claims primarily related to 1999 and 2000 injuries concentrated in the Company's California operations. The decrease in direct payroll costs, in total dollars and as a percentage of revenues, was attributable to decreases in contract staffing and on-site management, of which direct payroll costs generally represent a higher percentage of revenues, and to a lesser extent to increases in the rates the Company invoices customers for its services. The decrease in payroll taxes and benefits for 2001, in total dollars and as a percentage of revenues, was primarily attributable to lower state unemployment tax rates in various states in which the Company operates as compared to 2000. The Company expects gross margin, as a percentage of revenues, to continue to be influenced by fluctuations in the mix between staffing and PEO services, including the mix within the staffing segment, as well as the adequacy of its estimates for workers' compensation liabilities, which may be negatively affected by unanticipated adverse loss development of claims reserves.

In connection with the Company's self-insured workers' compensation program, the Company has maintained an excess workers' compensation policy which limits the financial effect of costly workers' compensation claims. For the calendar years 2000 and 2001, such policies included a self-insured retention or deductible of $350,000 and $400,000 per occurrence, respectively. Effective January 1, 2002, the self-insured retention or deductible on the Company's excess workers' compensation policy increased to $750,000 per occurrence. Management believes that the Company obtained the most favorable terms and conditions available in the market, in view of the effect of the events of September 11, 2001, on the insurance industry and the Company's size and scope of operations. Management believes that the increased self-insured retention will not have a material adverse effect on the Company.

SG&A expenses consist of compensation and other expenses incident to the operation of the Company's headquarters and the branch offices and the marketing of its services. SG&A expenses for 2001 amounted to $18,737,000, a decrease of $5,846,000 or 23.8% from 2000. SG&A expenses, expressed as a percentage of revenues, increased from 7.6% for 2000 to 8.6% for 2001. The decrease in total SG&A dollars was primarily due to decreases in branch management personnel and related expenses as a result of the downturn in the Company's business.

Depreciation and amortization totaled $3,277,000 or 1.5% of revenues for 2001, which compares to $3,192,000 or 1.0% of revenues for 2000. The increased depreciation and amortization expense was primarily due to a full year of amortization in 2001 compared to ten months of amortization in 2000 arising from the March 1, 2000 implementation of the Company's management information system

Other expense totaled $17,000 for 2001, which compares to $483,000 or 0.2% of revenues for 2000. The decrease in expense was primarily due to lower net interest expense as a result of lower debt levels and a decline in interest rates in 2001 compared to 2000.

The Company offers various qualified employee benefit plans to its employees, including its work-site employees. These qualified employee benefit plans include a savings plan (the "401(k) plan") under Section 401(k) of the Internal Revenue Code (the "Code"), a cafeteria plan under Code Section 125, a group health plan, a group life insurance plan and group disability insurance plan. Generally, qualified employee benefit plans are subject to provisions of both the Code and the Employee Retirement Income Security Act of 1974 ("ERISA"). In order to qualify for favorable tax treatment under the Code, qualified plans must be established and maintained by an employer for the exclusive benefit of its employees.

A definitive judicial interpretation of "employer" in the context of a PEO arrangement has not been established. The tax-exempt status of the Company's 401(k) plan and cafeteria plan is subject to continuing scrutiny and approval by the Internal Revenue Service (the "IRS") and depends upon the Company's ability to establish the Company's employer-employee relationship with PEO employees. The issue of whether the Company's tax-qualified benefit plans can legally include work-site employees under their coverage has not yet been resolved. If the work-site employees cannot be covered by the plans, then the exclusive benefit requirement imposed by the Code would not be met by the plans as currently administered and the plans could be disqualified.

The IRS has established a Market Segment Study Group regarding Employee Leasing for the stated purpose of examining whether PEOs, such as the Company, are the employers of work-site employees under the Code provisions applicable to employee benefit plans and are, therefore, able to offer to work-site employees benefit plans that qualify for favorable tax treatment. The IRS Study Group is reportedly also examining whether the owners of client companies are employees of PEO companies under Code provisions applicable to employee benefit plans. To the best of the Company's knowledge, the Market Segment Study Group has not issued a report.

A PEO company headquartered in Texas stated publicly over six years ago that the IRS National Office was being requested by the IRS Houston District to issue a Technical Advice Memorandum ("TAM") on the PEO work-site employee issue in connection with an ongoing audit of a plan of the Texas PEO company. The stated purpose of TAMs is to help IRS personnel in closing cases and to establish and maintain consistent holdings. The IRS's position is that TAMs are not precedential; that is, they are limited to the particular taxpayer involved and that taxpayer's set of facts.

The request for a TAM by the IRS Houston District reportedly stated its determination that the Texas PEO company's Code Section 401(k) plan should be disqualified for the reason, among others, that it covers work-site employees who are not employees of the PEO company.

The timing and nature of the issuance and contents of any TAM regarding the work-site employee issue or any report of the Market Segment Study Group regarding Employee Leasing is unknown at this time. There has also been public discussion for the past several years of the possibility that the Treasury Department may propose some form of administrative relief or that Congress may provide legislative resolution or clarification regarding this issue.

In the event the tax exempt status of the Company's benefit plans were to be discontinued and the benefit plans were to be disqualified, such actions could have a material adverse effect on the Company's business, financial condition and results of operations. The Company is not presently able to predict the likelihood of disqualification or the resulting range of loss, in light of the lack of public direction from the IRS or Congress.

Years Ended December 31, 2000 and 1999

Net income for 2000 amounted to $2,101,000, a decrease of $3,048,000 or 59.2% from 1999 net income of $5,149,000. The decrease in net income was primarily attributable to a lower gross margin percent as a result of higher workers' compensation expense and slightly higher direct payroll costs and payroll taxes and benefits, expressed as a percentage of revenues, coupled with higher depreciation and amortization and interest expense. Basic and diluted earnings per share for 2000 were $.29 as compared to $.68 for both basic and diluted earnings per share for 1999.

Revenues for 2000 totaled $322,466,000, a decrease of approximately $25,384,000 or 7.3% from 1999 revenues of $347,850,000. The decrease in total revenues was primarily due to the shortage of available qualified personnel in a low unemployment economy, to management's decision to discontinue services to certain customers due to unacceptable profit margins or risks associated with credit or workplace safety and to a softening in demand for the Company's services in the fourth quarter of 2000 owing to general economic conditions.

Staffing services revenue decreased $6,491,000 or 3.3%, while professional employer services revenue decreased $18,893,000 or 12.4%, which resulted in an increase in the share of staffing services to 58.5% of total revenues for 2000, as compared to 56.1% for 1999. The decrease in staffing services revenue for 2000 was primarily attributable to a shortage in supply of qualified people and to general economic conditions in the fourth quarter of 2000. The share of professional employer services revenues had a corresponding decrease from 43.9% of total revenues for 1999 to 41.5% for 2000. The decrease in professional employer services for 2000 was primarily due to the Company's decision to terminate several marginally profitable or higher risk customers.

Gross margin for 2000 totaled $31,805,000, which represented a decrease of $5,691,000 or 15.2% from 1999. The gross margin percent decreased from 10.8% of revenues for 1999 to 9.9% for 2000. The decrease in the gross margin percentage was due to higher workers' compensation expenses and slightly higher direct payroll costs and payroll taxes and benefits. The increase in workers' compensation expense, in total dollars and as a percentage of revenues, was primarily due to an increase in the average cost per claim. The increase in direct payroll costs, as a percentage of revenues, was attributable to increases in contract staffing and on-site management, of which payroll costs generally represent a higher percentage of revenues. The increase in payroll taxes and benefits for 2000 was primarily attributable to increased direct payroll in California, which has a higher state unemployment tax rate as compared to other states in which the Company operates.

SG&A expenses for 2000 amounted to $24,583,000, a decrease of $1,374,000 or 5.3% from 1999. SG&A expenses, expressed as a percentage of revenues, increased from 7.5% for 1999 to 7.6% for 2000. The decrease in total SG&A dollars was primarily due to decreases in management payroll and related payroll tax expense, and profit sharing and related taxes.

Depreciation and amortization totaled $3,192,000 or 1.0% of revenues for 2000, which compares to $2,461,000 or 0.6% of revenues for 1999. The increased depreciation and amortization expense was primarily due to a full year of amortization in 2000 compared to seven months of amortization in 1999 of intangibles recognized in the mid-1999 acquisition of TSU Staffing and to increased depreciation and amortization expense arising from the March 1, 2000 implementation of the Company's new information system.

Other expense totaled $483,000 or 0.2% of revenues for 2000, which compares to $245,000 or 0.1% of revenues for 1999. The increase in expense was primarily due to higher net interest expense related to new debt incurred to finance the 1999 acquisition of TSU Staffing.

The Company's effective income tax rate for 2000 was 40.8%, as compared to 41.7% for 1999. The lower 2000 effective rate was primarily attributable to increased federal tax credits earned by the Company.

Fluctuations in Quarterly Operating Results

The Company has historically experienced significant fluctuations in its quarterly operating results and expects such fluctuations to continue in the future. The Company's operating results may fluctuate due to a number of factors such as seasonality, wage limits on payroll taxes, claims experience for workers' compensation, demand and competition for the Company's services and the effect of acquisitions. The Company's revenue levels fluctuate from quarter to quarter primarily due to the impact of seasonality on its staffing services business and on certain of its PEO clients in the agriculture and forest products-related industries. As a result, the Company may have greater revenues and net income in the third and fourth quarters of its fiscal year. Payroll taxes and benefits fluctuate with the level of direct payroll costs, but tend to represent a smaller percentage of revenues and direct payroll later in the Company's fiscal year as federal and state statutory wage limits for unemployment and social security taxes are exceeded by some employees. Workers' compensation expense varies with both the frequency and severity of workplace injury claims reported during a quarter and the estimated future costs of such claims. In addition, adverse loss development of prior period claims during a subsequent quarter may also contribute to the volatility in the Company's estimated workers' compensation expense.

Liquidity and Capital Resources

The Company's cash position at December 31, 2001 of $1,142,000 increased by $626,000 from December 31, 2000, which compares to a decrease of $34,000 for the year ended December 31, 2000. The increase in cash at December 31, 2001 was primarily due to cash provided by operating activities of $5,577,000, offset in part by payments on long term debt and common stock repurchases.

Net cash provided by operating activities for 2001 amounted to $5,577,000, as compared to $11,904,000 for 2001. For 2001, cash flow included $3,277,000 of depreciation and amortization, coupled with a decrease in accounts receivable of $6,900,000 and an increase in workers' compensation claims and safety incentive liabilities of $3,294,000, offset in part by decreases of $2,353,000 in accrued payroll and benefits and $1,233,000 in other accrued liabilities and an increase of $1,568,000 in deferred taxes.

Net cash provided by investing activities totaled $181,000 for 2001, as compared to net cash used in investing activities of $1,738,000 for 2000. For 2001, the principal source of cash for investing activities was from net proceeds of $2,436,000 from maturities of marketable securities and $266,000 of proceeds associated with the sale of a company-owned office condominium, offset in part by $2,221,000 of net purchases of marketable securities and purchases of office equipment. For 2000, the principal use of cash for investing activities was for capital expenditures of $1,257,000 primarily related to new computer hardware and software for the Company's new management information system, which was implemented on March 1, 2000. Additionally, during 2000, the Company paid $1,122,000 representing the final contingent payment and acquisition costs related to the TSS acquisition. The Company presently has no material long-term capital commitments.

Net cash used in financing activities for 2001 amounted to $5,132,000, which compares to $10,200,000 in 2000. For 2001, the principal use of cash for financing activities was for scheduled payments on long-term debt of $3,592,000 and common stock repurchases totaling $2,307,000, offset in part by net proceeds from the Company's revolving credit-line totaling $796,000. For 2000, the principal use of cash for financing activities was for common stock repurchases totaling $4,541,000, scheduled payments on long-term debt of $2,568,000 and net repayments on the Company's revolving credit-line totaling $2,254,000. The term loan was obtained in May 1999 to provide financing for the TSU acquisition and, at December 31, 2001, had an outstanding principal balance of $458,000.

The Company renewed its loan agreement (the "Agreement") with its principal bank in May 2001, which provided for a secured revolving credit facility of the lesser of $13.0 million or 65 percent of trade accounts receivable and the then-unamortized balance of $1.1 million of a 3-year term loan. This Agreement, which expires July 1, 2002, also includes a subfeature for standby letters of credit in connection with certain workers' compensation surety arrangements, as to which approximately $3.9 million were outstanding as of December 31, 2001. The Company had an outstanding balance of $3.4 million on the revolving credit facility at December 31, 2001. (See Note 7 of the Notes to Financial Statements.) As a result of financial covenant violations as of December 31, 2001, the Company, subsequent to year end, obtained the bank's agreement to waive the covenant violations as of December 31, 2001. In view of management's expectations that additional covenant violations will likely occur as of March 31, 2002 and June 30, 2002, the Company is currently renegotiating certain terms of its loan agreement with its principal bank. Management believes that such negotiations will result in amendments which will not be materially adverse to the Company's future operating results. Such amendments to the terms and conditions will likely include an increase in the interest rate, monthly financial reporting and a monthly determination of an available borrowing base, as defined by eligible accounts receivable balances. Management expects that the funds anticipated to be generated from operations, together with the amended bank credit facility and other potential sources of financing, will be sufficient in the aggregate to fund the Company's working capital needs for the foreseeable future. Although the Agreement, as amended, expires on July 1, 2002, management presently expects to renew this arrangement with its current principal bank or to obtain a new credit facility with an affiliate of the same bank on terms and conditions which will reflect the then-current credit market conditions and the Company's projected operating performance. If, however, the terms and conditions for renewal with its current principal bank or an affiliate of the bank are unacceptable to the Company, management will seek the most favorable terms available in the market. It is management's further belief that a new credit facility from alternative sources in the market will be available and that, while the financial effect of new terms and conditions may increase the Company's overall borrowing costs, such increased expenses would not be materially adverse to the Company.

In connection with the Company's ability to continue its self-insured workers' compensation program in the state of California, the Company must increase its existing surety deposit with the state, which is in the form of a letter of credit, by approximately $1,567,000 effective May 1, 2002. Refer to a discussion of risk factors above under "Forward Looking Information". Management believes that its principal bank will accommodate the Company's request to provide the increase to the existing letter of credit on a timely basis.

During 1999, the Company's Board of Directors authorized a stock repurchase program to repurchase common shares from time to time in open market purchases. Since inception, the Board of Directors has approved five increases in the total number of shares or dollars authorized to be repurchased under the program. The stock repurchase program had $276,000 of remaining authorization for the repurchase of additional shares at December 31, 2001. During 2001, the Company repurchased 603,600 shares at an aggregate price of $2,307,000. Management anticipates that the capital necessary to execute this program will be provided by existing cash balances and other available resources.

Contractual Obligations

The Company's contractual obligations as of December 31, 2001, including long-term debt, commitments for future payments under non-cancelable lease arrangements and long-term workers' compensation claims liabilities for catastrophic injuries, are summarized below:

	Payments Due by Period				
	Total	Less than 1 year	1 - 3 years	4 - 5 years	After 5 years
Long-term debt	$ 1,630	$ 708	$ 722	$ 200	$ -
Operating leases	2,254	1,320	934	-	-
Long-term workers' compensation claims liabilities for catastrophic injuries	665	19	67	54	525
Total contractual cash obligations	$ 4,549	$ 2,047	$ 1,723	$ 254	$ 525

Inflation

Inflation generally has not been a significant factor in the Company's operations during the periods discussed above. The Company has taken into account the impact of escalating medical and other costs in establishing reserves for future expenses for self-insured workers' compensation claims.

Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company's exposure to market risk for changes in interest rates primarily relates to the Company's short-term and long-term debt obligations. As of December 31, 2001, the Company had interest-bearing debt obligations of approximately $5.1 million, of which approximately $3.9 million bears interest at a variable rate and approximately $1.2 million at a fixed rate of interest. The variable rate debt is comprised of approximately $3.4 million outstanding under a revolving credit facility, which bears interest at prime less 1.70%. The Company also has a secured term note due May 31, 2002 with its principal bank, which bears interest at LIBOR plus 1.35%. Based on the Company's overall interest exposure at December 31, 2001, a 10 percent change in market interest rates would not have a material effect on the fair value of the Company's long-term debt or its results of operations. As of December 31, 2001, the Company had not entered into any interest rate instruments to reduce its exposure to interest rate risk.

Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The financial statements and notes thereto required by this item begin on page F-1 of this report, as listed in Item 14.

PART II

Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

PART III

Item 10. INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The information required by Item 10, Directors and Executive Officers of the Registrant, is incorporated herein by reference to the Company's definitive Proxy Statement for the 2002 Annual Meeting of Stockholders ("Proxy Statement"), under the headings "Election of Directors" and "Stock Ownership by Principal Stockholders and Management—Section 16(a) Beneficial Ownership Reporting Compliance" or appears under the heading "Executive Officers of the Registrant" on page 12 of this report. The information required by Item 11, Executive Compensation, is incorporated herein by reference to the Proxy Statement, under the headings "Executive Compensation" and "Election of Directors—Compensation Committee Interlocks and Insider Participation." The information required by Item 12, Security Ownership of Certain Beneficial Owners and Management, is incorporated herein by reference to the Proxy Statement, under the heading "Stock Ownership by Principal Stockholders and Management—Beneficial Ownership Table." The information required by Item 13, Certain Relationships and Related Transactions, is incorporated herein by reference to the Proxy Statement, under the headings "Election of Directors—Compensation Committee Interlocks and Insider Participation" and "Executive Compensation—Transactions with Management".

PART IV

Item 14. EXHIBITS, FINANCIAL STATEMENT SCHEDULES, AND REPORTS ON FORM 8-K

Financial Statements and Schedules

The Financial Statements, together with the report thereon of PricewaterhouseCoopers LLP, are included on the pages indicated below:

No schedules are required to be filed herewith.

Reports on Form 8-K

No Current Reports on Form 8-K were filed during the quarter ended December 31, 2001.

Subsequent to the end of the year, the Company filed on April 4, 2002 a Current Report on Form 8-K dated as of April 3, 2002, to report that the Company had amended its previously announced operating results for the fourth quarter and 12 months ended December 31, 2001 due to adverse developments related to estimated future costs of workers' compensation claims and, to a lesser extent, an increased estimate for bad debt expense.

Exhibits

Exhibits are listed in the Exhibit Index that follows the Financial Statements included in this report. Each management contract or compensatory plan or arrangement required to be filed as an exhibit to this report is listed under Item 10.0, "Executive Compensation Plans and Arrangements and Other Management Contracts" in the Exhibit Index.

Report of Independent Accountants

To the Board of Directors and Stockholders of
Barrett Business Services, Inc.

In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Barrett Business Services, Inc. (the Company) at December 31, 2001 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Portland, Oregon
April 10, 2002

Barrett Business Services, Inc.
Balance Sheets
December 31, 2001 and 2000
(In Thousands, Except Par Value)

	2001	2000
ASSETS		
Current assets:		
Cash and cash equivalents	$ 1,142	$ 516
Trade accounts receivable, net	13,760	20,660
Prepaid expenses and other	1,022	1,222
Deferred tax assets	2,841	2,702
Total current assets	18,765	25,100
Intangibles, net	18,878	20,982
Property and equipment, net	6,084	7,177
Restricted marketable securities and workers' compensation deposits	5,425	4,254
Unrestricted marketable securities	-	1,386
Deferred tax assets	2,268	839
Other assets	1,146	1,127
	$ 52,566	$ 60,865
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities:		
Current portion of long-term debt	$ 708	$ 2,939
Line of credit	3,424	2,628
Accounts payable	686	1,013
Accrued payroll, payroll taxes and related benefits	5,165	7,893
Workers' compensation claims and safety incentive liabilities	5,735	5,274
Other accrued liabilities	389	1,622
Total current liabilities	16,107	21,369
Long-term debt, net of current portion	922	2,283
Customer deposits	520	614
Long-term workers' compensation claims liabilities	3,515	682
Other long-term liabilities	968	1,000
	22,032	25,948
Commitments and contingencies (Notes 9, 10 and 15)		
Stockholders' equity:		
Common stock, $.01 par value; 20,500 shares authorized, 5,847 and 6,451 shares issued and outstanding	58	64
Additional paid-in capital	3,461	5,387
Employee loan	(29)	-
Retained earnings	27,044	29,466
	30,534	34,917
	$ 52,566	$ 60,865

The accompanying notes are an integral part of these financial statements.

Barrett Business Services, Inc.

Statements of Operations
Years Ended December 31, 2001, 2000 and 1999
(In Thousands, Except Per Share Amounts)

	2001	2000	1999
Revenues:			
Staffing services	$ 123,110	$ 188,500	$ 194,991
Professional employer services	93,553	133,966	152,859
	216,663	322,466	347,850
Cost of revenues:			
Direct payroll costs	168,022	251,015	270,049
Payroll taxes and benefits	17,635	27,007	28,603
Workers' compensation	12,971	12,639	11,702
	198,628	290,661	310,354
Gross margin	18,035	31,805	37,496
Selling, general and administrative expenses	18,737	24,583	25,957
Depreciation and amortization	3,277	3,192	2,461
(Loss) income from operations	(3,979)	4,030	9,078
Other (expense) income:			
Interest expense	(359)	(830)	(634)
Interest income	297	341	357
Other, net	45	6	32
	(17)	(483)	(245)
(Loss) income before income taxes	(3,996)	3,547	8,833
(Benefit from) provision for income taxes	(1,574)	1,446	3,684
Net (loss) income	$ (2,422)	$ 2,101	$ 5,149
Basic (loss) earnings per share	$ (.39)	$ .29	$ .68
Weighted average number of basic shares outstanding	6,193	7,237	7,581
Diluted (loss) earnings per share	$ (.39)	$ .29	$ .68
Weighted average number of diluted shares outstanding	6,193	7,277	7,627

The accompanying notes are an integral part of these financial statements.

Barrett Business Services, Inc.

Statements of Stockholders' Equity
Years Ended December 31, 2001, 2000 and 1999
(In Thousands)

	Common Stock		Additional Paid-in			
	Shares	Amount	Capital	Other	Retained Earnings	Total
Balance, December 31, 1998	7,676	$ 77	$ 11,409	$ -	$ 22,216	$ 33,702
Common stock issued on exercise of options	9	-	34	-	-	34
Repurchase of common stock	(219)	(2)	(1,496)	-	-	(1,498)
Payment to shareholder	-	-	(58)	-	-	(58)
Common stock cancelled	(5)	-	-	-	-	-
Net income	-	-	-	-	5,149	5,149
Balance, December 31, 1999	7,461	75	9,889	-	27,365	37,329
Common stock issued on exercise of options	7	-	28	-	-	28
Repurchase of common stock	(1,017)	(11)	(4,530)	-	-	(4,541)
Net income	-	-	-	-	2,101	2,101
Balance, December 31, 2000	6,451	64	5,387	-	29,466	34,917
Repurchase of common stock	(604)	(6)	(2,301)	-	-	(2,307)
Stock option compensation	-	-	17	-	-	17
Reclassification of accrued stock option compensation to equity	-	-	358	-	-	358
Employee loan	-	-	-	(29)	-	(29)
Net loss	-	-	-	-	(2,422)	(2,422)
Balance, December 31, 2001	5,847	$ 58	$ 3,461	$ (29)	$ 27,044	$ 30,534

The accompanying notes are an integral part of these financial statements.

Barrett Business Services, Inc.
Statements of Cash Flows
Years Ended December 31, 2001, 2000 and 1999
(In Thousands)

	2001	2000	1999
Cash flows from operating activities:			
Net (loss) income	$ (2,422)	$ 2,101	$ 5,149
Reconciliations of net income to net cash provided by operating activities:			
Depreciation and amortization	3,277	3,192	2,461
Gain on sale of property	(46)	-	-
Deferred taxes	(1,568)	(1,171)	156
Changes in certain assets and liabilities, net of amounts purchased in acquisitions:			
Trade accounts receivable, net	6,900	9,556	(5,568)
Prepaid expenses and other	200	(3)	(57)
Income taxes payable	-	-	(438)
Accounts payable	(327)	(343)	261
Accrued payroll, payroll taxes and related benefits	(2,353)	(3,544)	2,030
Other accrued liabilities	(1,233)	1,209	(153)
Workers' compensation claims and safety incentive liabilities	3,294	1,038	(198)
Customer deposits and other assets, net	(113)	(432)	(286)
Other long-term liabilities	(32)	301	301
Net cash provided by operating activities	5,577	11,904	3,658
Cash flows from investing activities:			
Cash paid for acquisitions, including other direct costs	(31)	(1,122)	(13,157)
Proceeds from sale of property	266	-	-
Purchase of equipment, net of amounts purchased in acquisitions	(269)	(1,257)	(2,024)
Proceeds from maturities of marketable securities	2,436	1,329	2,415
Purchase of marketable securities	(2,221)	(688)	(2,671)
Net cash provided by (used in) investing activities	181	(1,738)	(15,437)
Cash flows from financing activities:			
Payment of credit line assumed in acquisition	-	-	(1,113)
Net proceeds (payments on) from credit-line borrowings	796	(2,254)	4,882
Proceeds from issuance of long-term debt	-	-	8,000
Payments on long-term debt	(3,592)	(2,568)	(1,947)
Payment of notes payable	-	(865)	-
Payment to shareholder	-	-	(58)
Loan to employee	(29)	-	-
Repurchase of common stock	(2,307)	(4,541)	(1,498)
Proceeds from the exercise of stock options	-	28	34
Net cash (used in) provided by financing activities	(5,132)	(10,200)	8,300
Net increase (decrease) in cash and cash equivalents	626	(34)	(3,479)
Cash and cash equivalents, beginning of year	516	550	4,029
Cash and cash equivalents, end of year	$ 1,142	$ 516	$ 550
Supplemental schedule of noncash activities:			
Acquisition of other businesses:			
Cost of acquisitions in excess of fair market value of net assets acquired	$ 31	$ 1,122	$ 12,304
Tangible assets acquired	-	-	3,364
Liabilities assumed	-	-	1,646
Note payable issued in connection with acquisition	-	-	865

The accompanying notes are an integral part of these financial statements.

1. Summary of Operations and Significant Accounting Policies

Nature of operations

Barrett Business Services, Inc. ("Barrett" or the "Company"), a Maryland corporation, is engaged in providing staffing and professional employer services to a diversified group of customers through a network of branch offices throughout Oregon, Washington, Idaho, California, Arizona, Maryland, Delaware, North Carolina and South Carolina. Approximately 82%, 81% and 79%, respectively, of the Company's revenues during 2001, 2000 and 1999 were attributable to its Oregon and California operations.

Revenue recognition

The Company recognizes revenue as services are rendered by its workforce. Staffing services are engaged by customers to meet short-term and long-term personnel needs. Professional employer services are normally used by organizations to satisfy ongoing human resource management needs and typically involve contracts with a minimum term of one year, renewable annually, which cover all employees at a particular work site.

In December 1999, the Securities and Exchange Commission ("SEC") issued Staff Accounting Bulletin No. 101, "Revenue Recognition in Financial Statements" ("SAB 101"). This pronouncement summarizes certain of the SEC staff's views on applying generally accepted accounting principles to revenue recognition. The Company was required to adopt the provisions of SAB 101 no later than December 31, 2000. The adoption of SAB 101 had no effect on the Company's financial statements.

Cash and cash equivalents

The Company considers non-restricted short-term investments, which are highly liquid, readily convertible into cash, and have original maturities of less than three months, to be cash equivalents for purposes of the statements of cash flows.

Allowance for doubtful accounts

The Company had an allowance for doubtful accounts of $410,000 and $528,000 at December 31, 2001 and 2000, respectively.

Marketable securities

At December 31, 2001 and 2000, marketable securities consisted primarily of governmental debt instruments with maturities generally from 90 days to 27 years (see Note 6). Marketable securities have been categorized as held-to-maturity and, as a result, are stated at amortized cost. Realized gains and losses on sales of marketable securities are included in other (expense) income on the Company's statements of operations.

Intangibles

Intangible assets consist primarily of identifiable intangible assets acquired and the cost of acquisitions in excess of the fair value of net assets acquired (goodwill). Intangible assets acquired are recorded at their estimated fair value at the acquisition date.

1. Summary of Operations and Significant Accounting Policies (Continued)

Intangibles (Continued)

The Company uses a 15-year estimate as the estimated economic useful life of goodwill. This life is based on an analysis of industry practice and the factors influencing the acquisition decision. Other intangible assets are amortized on the straight-line method over their estimated useful lives, ranging from 2 to 15 years. (See Note 4.)

The Company reviews for asset impairment when events or changes in circumstances indicate that the carrying amount of intangible assets may not be recoverable. To perform that review, the Company estimates the sum of expected future undiscounted net cash flows from the intangible assets. If the estimated net cash flows are less than the carrying amount of the intangible asset, the Company recognizes an impairment loss in an amount necessary to write down the intangible asset to a fair value as determined from expected future discounted cash flows. No write-down for impairment loss was recorded for the years ended December 31, 2001, 2000 and 1999.

Property and equipment

Property and equipment are stated at cost. Expenditures for maintenance and repairs are charged to operating expense as incurred, and expenditures for additions and betterments are capitalized. The cost of assets sold or otherwise disposed of and the related accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is reflected in the statements of operations.

Depreciation of property and equipment is calculated using either straight-line or accelerated methods over estimated useful lives, which range from 3 years to 31.5 years.

Customer deposits

The Company requires deposits from certain professional employer services customers to cover a portion of its accounts receivable due from such customers in the event of default of payment.

Statements of cash flows

Interest paid during 2001, 2000 and 1999 did not materially differ from interest expense.

Income taxes paid by the Company in 2000 and 1999 totaled $2,331,000 and $4,181,000, respectively. The Company paid no income taxes in 2001.

Net income per share

Basic earnings per share are computed based on the weighted average number of common shares outstanding for each year. Diluted earnings per share reflect the potential effects of the exercise of outstanding stock options.

Reclassifications

Certain prior year amounts have been reclassified to conform with the 2001 presentation. Such reclassifications had no impact on gross margin or net income.

1. Summary of Operations and Significant Accounting Policies (Continued)

Accounting estimates

The preparation of the Company's financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results may differ from such estimates.

Recent accounting pronouncements

In July 2001, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standard No. 141 ("SFAS 141") "Business Combinations" and No. 142 ("SFAS 142") "Goodwill and Intangible Assets." The Company's adoption date for SFAS 141 was immediate the adoption date for SFAS 142 is January 1, 2002. With respect to SFAS 142, the Company will perform a goodwill impairment test as of the adoption date, as required. Thereafter, the Company will perform a goodwill impairment test annually and whenever events or circumstances occur indicating that goodwill might be impaired. The Company has not yet determined what the impact from SFAS 142 will be on its results of operations and financial position, if any. Effective January 1, 2002, amortization of goodwill, including goodwill recorded in connection with prior business combinations, will cease.

In July 2001, the FASB issued Statement of Financial Accounting Standard No. 143 ("SFAS 143") "Accounting for Asset Retirement Obligations". SFAS 143 is effective for fiscal years beginning after June 15, 2002, although earlier application is encouraged. SFAS 143 relates to the recognition in financial statements of legal obligations associated with the retirement of fixed assets. Management does not believe that the Company has any assets that require the accrual of a retirement obligation.

In October 2001, the FASB issued Statement of Financial Accounting Standard No. 144 ("SFAS 144") "Accounting for the Impairment or Disposal of Long-Lived Assets". SFAS 144 is effective for fiscal years beginning after December 15, 2001, and supersedes FASB Statement No. 121 "Accounting for the Impairment of Long-Lived Assets to be Disposed Of" and certain provisions of Accounting Principles Board Opinion No. 30 "Reporting the Results of Operations - Reporting the Effects of Disposal of a Segment of a Business, and Extraordinary, Unusual and Infrequently Occurring Events and Transactions" related to the disposal of a segment of a business. Earlier application is permitted. Management does not believe the adoption of this statement will have a material effect on the Company's results of operations or its financial position.

2. Business Combinations

Temporary Staffing Systems, Inc.

Effective January 1, 1999, the Company acquired all of the outstanding common stock of Temporary Staffing Systems, Inc. ("TSS"), a staffing services company with eight offices in North Carolina and one in South Carolina. The Company paid $2,000,000 in cash and agreed to make an additional payment contingent upon a minimum equity requirement for 1998 and certain financial performance criteria for 1999. The Company also paid $50,000 in cash for a noncompete agreement with the selling shareholder. During 2000, as a result of the aforementioned minimum equity

2. Business Combinations (Continued)

Temporary Staffing Systems, Inc. (Continued)

requirement and certain financial performance criteria, the Company paid additional consideration aggregating $960,000. TSS's revenues for the fiscal year ended March 29, 1998 were approximately $12.9 million (audited). The transaction was accounted for under the purchase method of accounting. The effect of this transaction resulted in the recording of $1,255,000 of tangible assets, $393,000 of existing intangible assets, the assumption of $1,646,000 of liabilities and the recognition of an additional $3,252,000 of intangible assets, which includes $86,000 for acquisition-related costs.

TPM Staffing Services, Inc.

Effective February 15, 1999, the Company acquired certain assets of TPM Staffing Services, Inc. ("TPM"), a staffing services company with three offices in southern California. The Company paid $1,125,000 in cash for the assets of TPM. The Company also paid $75,000 for noncompete agreements. TPM's revenues for the year ended December 31, 1998 were approximately $5.7 million (unaudited). The transaction was accounted for under the purchase method of accounting, which resulted in $1,190,000 of intangible assets, including $15,000 for acquisition-related costs, and $25,000 of fixed assets.

Temporary Skills Unlimited, Inc.

Effective May 31, 1999, the Company acquired certain assets of Temporary Skills Unlimited, Inc., dba TSU Staffing ("TSU"), a staffing services company with nine offices in northern California. The Company paid $9,558,000 in cash and issued a note for $864,500, due one year from the date of acquisition. The Company also paid $100,000 for noncompete agreements. TSU's revenues for the year ended December 27, 1998 were approximately $25.0 million (audited). The transaction was accounted for under the purchase method of accounting, which resulted in $8,622,000 of intangible assets, including $184,000 for acquisition-related costs, $1,797,000 of accounts receivable and $287,000 of fixed assets.

3. Fair Value of Financial Instruments and Concentration of Credit Risk

All of the Company's significant financial instruments are recognized in its balance sheet. Carrying values approximate fair market value of most financial assets and liabilities. The fair market value of certain financial instruments was estimated as follows:

- Marketable securities - Marketable securities primarily consist of U.S. Treasury bills and municipal bonds. The interest rates on the Company's marketable security investments approximate current market rates for these types of investments; therefore, the recorded value of the marketable securities approximates fair market value.
- Long-term debt - The interest rates on the Company's long-term debt approximate current market rates, based upon similar obligations with like maturities; therefore, the recorded value of long-term debt approximates the fair market value.

3. Fair Value of Financial Instruments and Concentration of Credit Risk (Continued)

Financial instruments that potentially subject the Company to concentration of credit risk consist primarily of temporary cash investments, marketable securities and trade accounts receivable. The Company restricts investment of temporary cash investments and marketable securities to financial institutions with high credit ratings and to investments in governmental debt instruments. Credit risk on trade receivables is minimized as a result of the large and diverse nature of the Company's customer base. At December 31, 2001, the Company had significant concentrations of credit risk as follows:

- Marketable securities - $1,988,000 of marketable securities at December 31, 2001 consisted of Oregon State Housing & Community Service Bonds.
- Trade receivables - $1,120,000 of trade receivables were with two customers at December 31, 2001 (8% of trade receivables outstanding at December 31, 2001).

4. Intangibles

Intangibles consist of the following (in thousands):

	December 31, 2001	December 31, 2000
Covenants not to compete	$ 3,709	$ 3,709
Goodwill	26,828	26,796
Customer lists	358	358
	30,895	30,863
Less accumulated amortization	12,017	9,881
	$ 18,878	$ 20,982

5. Property and Equipment

Property and equipment consist of the following (in thousands):

	December 31, 2001	December 31, 2000
Office furniture and fixtures	$ 4,563	$ 4,465
Computer hardware and software	4,534	4,451
Buildings	1,239	1,474
	10,336	10,390
Less accumulated depreciation	4,560	3,521
	5,776	6,869
Land	308	308
	$ 6,084	$ 7,177

6. Workers' Compensation Claims and Safety Incentive Liabilities

The Company is a self-insured employer with respect to workers' compensation coverage for all its employees working in Oregon, Maryland, Delaware and California. In the state of Washington, state law allows only the Company's staffing services and management employees to be covered under the Company's self-insured workers' compensation program. The Company also was self-insured for workers' compensation purposes, as granted by the United States Department of Labor, for longshore and harbor workers' coverage through April 16, 2001.

The Company has provided a total of $9,250,000 and $5,956,000 at December 31, 2001 and 2000, respectively, as an estimated liability for unsettled workers' compensation claims and safety incentive liabilities. The estimated liability for unsettled workers' compensation claims represents management's best estimate, which includes, in part, an evaluation of information provided by the Company's third-party administrators for workers' compensation claims and its independent actuary. Included in the claims liabilities are case reserve estimates for reported losses, plus additional amounts based on projections for incurred but not reported claims, anticipated increases in case reserve estimates and additional claims administration expenses. The estimated liability for safety incentives represents management's best estimate for future amounts owed to PEO client companies as a result of maintaining workers' compensation claims costs below certain agreed-upon amounts, which are based on a percentage of payroll. These estimates are continually reviewed and adjustments to liabilities are reflected in current operating results as they become known. The Company believes that the difference between amounts recorded for its estimated liabilities and the possible range of costs to settle related claims is not material to results of operations; nevertheless, it is reasonably possible that adjustments required in future periods may be material to results of operations.

Liabilities incurred for work-related employee fatalities are recorded either at an agreed lump-sum settlement amount or the net present value of future fixed and determinable payments over the actuarially determined remaining life of the beneficiary, discounted at a rate that approximates a long-term, high-quality corporate bond rate. During 2001, the Company maintained excess workers' compensation insurance to limit its self-insurance exposure to $400,000 per occurrence in all states. The excess insurance provided unlimited coverage above the aforementioned exposures.

At December 31, 2001, the Company's long-term workers' compensation claims liabilities in the accompanying balance sheet included $665,000 for work-related catastrophic injuries and fatalities. The aggregate undiscounted pay-out amount related to the catastrophic injuries and fatalities is $1,444,000. The actuarially determined pay-out periods to the beneficiaries range from 5 to 40 years. As a result, the five-year cash requirements related to these claims are immaterial.

The states of Oregon, Maryland, Washington, Delaware, California and the United States Department of Labor require the Company to maintain specified investment balances or other financial instruments, totaling $7,418,000 at December 31, 2001 and $6,241,000 at December 31, 2000, to cover potential claims losses. In partial satisfaction of these requirements, at December 31, 2001, the Company has provided standby letters of credit in the amount of $3,218,000 and surety bonds totaling $1,207,000. The investments are included in restricted marketable securities and workers' compensation deposits in the accompanying balance sheets.

7. Credit Facility

Effective May 31, 2001, the Company renewed its loan agreement (the "Agreement") with its principal bank, which provided for (a) a revolving credit facility for working capital purposes and standby letters of credit up to the lesser of (i) $13,000,000 or (ii) 65 percent of total trade accounts receivable at the end of any fiscal quarter, and a security interest in all trade accounts receivable, (b) a term real estate loan (Note 8) and (c) a three-year term loan (Note 8) with a remaining term of one year and a then-outstanding balance of $1.1 million. The Agreement expires on July 1, 2002. The interest rate on outstanding balances under the revolving credit facility at December 31, 2001 was prime rate less 1.70%. The interest rate options available under the three-year term loan include (i) prime rate or (ii) LIBOR plus 1.35%. Terms and conditions of the Agreement include, among others, certain restrictive quarterly financial covenants relating to the Company's current ratio, a ratio of borrowed funds to EBITDA (earnings before interest, taxes, depreciation and amortization) and an EBITDA coverage ratio. Additionally, in connection with the loan agreement renewal, the three-year term loan related to the Company's 1999 acquisition of TSU was restructured whereby approximately $1,600,000 of the outstanding principal balance transferred to the revolving credit facility. The term loan was then collateralized by the Company's previously unrestricted marketable securities with a par value of $1,275,000 at December 31, 2001. In addition, the monthly debt service on the term loan was reduced from $222,222 per month to $91,667 per month. The maturity date of the term loan, May 31, 2002, remained unchanged.

As a result of financial covenant violations as of December 31, 2001, the Company, subsequent to year end, obtained the bank's agreement to waive the covenant violations.

During the year ended December 31, 2001, the maximum balance outstanding under the revolving credit facility was $6,254,000, the average balance outstanding was $3,094,000, and the weighted average interest rate during the period was 5.4%. The weighted average interest rate during 2001 was calculated using daily weighted averages.

8. Long-Term Debt

Long-term debt consists of the following:

	December 31, 2001	December 31, 2000
	(in thousands)	
Term loan payable in monthly installments of $91,667 plus interest at LIBOR plus 1.35% through 2002 (Note 7)	$ 458	$ 4,000
Note payable in annual installments of $200,000 for years 2002, 2005 and 2006 and $87,500 for years 2003 and 2004, plus simple interest at 5.00% per annum through 2006	775	775
Mortgage note payable in monthly installments of $6,408, including interest at 7.40% per annum through 2003, with a principal payment of $325,000 due in 2003, secured by land and building (Note 7)	397	442
Note payable, assumed in acquisition, payable in monthly installments of $5,116, including interest at 8.25% per annum through 2001	-	5
	1,630	5,222
Less portion due within one year	708	2,939
	$ 922	$ 2,283

Maturities on long-term debt are summarized as follows at December 31, 2001 (in thousands):

Year ending December 31,	
2002	$ 708
2003	434
2004	88
2005	200
2006	200
	$ 1,630

9. Savings Plan

The Company has a Section 401(k) employee savings plan for the benefit of its eligible employees. All employees 21 years of age or older become eligible to participate in the savings plan upon completion of 1,000 hours of service in any consecutive 12-month period following the initial date of employment. Employees covered under a co-employer ("PEO") contract receive credit for prior employment with the PEO client for purposes of meeting savings plan service eligibility. The determination of Company contributions to the plan, if any, is subject to the sole discretion of the Company.

Participants' interests in Company contributions to the plan vest over a seven-year period. Company contributions to the plan, before participants' forfeitures, were $102,000 and $125,000 for the years ended December 31, 2000 and 1999, respectively. No discretionary company contribution was made to the plan for the year ended December 31, 2001.

Attention has been placed by the Internal Revenue Service (the "IRS") and the staff leasing industry on Internal Revenue Code Section 401(k) plans sponsored by staff leasing companies. As such, the tax-exempt status of the Company's plan is subject to continuing scrutiny and approval by the IRS and to the Company's ability to support to the IRS the Company's employer-employee relationship with leased employees. In the event the tax-exempt status were to be discontinued and the plan were to be disqualified, the operations of the Company could be adversely affected. The Company has not recorded any provision for this potential contingency, as the Company and its legal counsel cannot presently estimate either the likelihood of disqualification or the resulting range of loss, if any.

10. Commitments

Lease commitments

The Company leases its offices under operating lease agreements that require minimum annual payments as follows (in thousands):

Year ending December 31,	
2002	$ 1,320
2003	614
2004	238
2005	82
	$ 2,254

Rent expense for the years ended December 31, 2001, 2000 and 1999 was approximately $1,811,000, $1,871,000 and $1,780,000, respectively.

11. Related Party Transactions

During 2001, the Company recorded revenues of $26,000 and cost of revenues of $25,000 for providing services to a company owned by Barrett's President and Chief Executive Officer, Mr. Sherertz. At December 31, 2001, Barrett had trade receivables from this company of $19,000, all of which were current.

During 2001, pursuant to the approval of all disinterested outside directors, the Company agreed to loan Mr. Sherertz up to $60,000 between December 2001 and June 2002 to assist Mr. Sherertz in meeting his debt service obligations of interest only on a personal loan from the Company's principal bank, which is secured by his holdings of Company stock. The Company's note receivable from Mr. Sherertz bears interest at prime less 1.50%, which is the same rate as Mr. Sherertz's personal loan from the bank. As of December 31, 2001, the note receivable from Mr. Sherertz totaled approximately $29,000 and is shown as contra equity in the Statements of Stockholders' Equity.

During 2001, pursuant to the approval of all disinterested outside directors, the Company entered into a split dollar life insurance agreement with Mr. Sherertz's personal trust. Terms of the agreement provide that upon Mr. Sherertz's death, the Company will recoup from his trust all insurance premiums paid by the Company. During 2001, the Company paid life insurance premiums of approximately $56,000. In addition, the Company paid Mr. Sherertz a cash bonus of approximately $39,000 in connection with his personal expenses related to the split dollar life insurance plan.

12. Income Taxes

The (benefit from) provisions for income taxes are as follows (in thousands):

	Year ended December 31,		
	2001	2000	1999
Current:			
Federal	$ 24	$ 2,019	$ 2,796
State	2	598	732
	26	2,617	3,528
Deferred:			
Federal	(1,356)	(965)	135
State	(244)	(206)	21
	(1,600)	(1,171)	156
Total (benefit) provision	$ (1,574)	$ 1,446	$ 3,684

12. Income Taxes (Continued)

Deferred tax assets (liabilities) are comprised of the following components (in thousands):

	2001	2000
Gross deferred tax assets:		
Workers' compensation claims and safety incentive liabilities	$ 3,517	$ 2,206
Allowance for doubtful accounts	159	205
Amortization of intangibles	634	519
Deferred compensation	447	408
Net operating losses and tax credits	146	46
Other	303	243
	5,206	3,627
Gross deferred tax liabilities:		
Tax depreciation in excess of book depreciation	(97)	(86)
Net deferred tax assets	$ 5,109	$ 3,541

The effective tax rate differed from the U.S. statutory federal tax rate due to the following:

	Year ended December 31,		
	2001	2000	1999
Statutory federal tax rate	(34.0) %	34.0 %	34.0 %
State taxes, net of federal benefit	(4.0)	7.2	5.6
Nondeductible expenses	-	1.6	0.8
Nondeductible amortization of intangibles	2.2	5.0	1.9
Federal tax-exempt interest income	(1.8)	(2.3)	(0.9)
Federal tax credits	(2.0)	(4.0)	(1.4)
Other, net	0.2	(0.7)	1.7
	(39.4) %	40.8 %	41.7 %

At December 31, 2001, the Company had $88,000 and $34,000 of unused U.S. federal Work Opportunity Tax Credits and Welfare to Work Tax Credits, respectively. These credits may be carried back one year and carried forward until expiration in 2021. Additionally, the Company had unused U.S. federal Alternative Minimum Tax Credits of $24,000 which may be carried forward without expiration.

13. Stock Incentive Plan

The Company has a Stock Incentive Plan (the "Plan") which provides for stock-based awards to Company employees, non-employee directors and outside consultants or advisors. Since inception, the Company's stockholders have approved two increases in the total number of shares of common stock reserved for issuance under the Plan. Currently, the total shares of common stock reserved for issuance under the Plan is 1,550,000. The options generally become exercisable in four equal annual installments beginning one year after the date of grant and expire ten years after the date of grant. Under the terms of the Plan, the exercise price of incentive stock options must not be less than the fair market value of the Company's stock on the date of grant.

In addition, certain of the Company's zone and branch management employees have elected to receive a portion of their quarterly cash bonus in the form of nonqualified deferred compensation stock options. Such options are awarded at a sixty percent discount from the then-fair market value of the Company's stock and are fully vested and immediately exercisable upon grant. During 2001, the Company awarded deferred compensation stock options for 7,811 shares at an average exercise price of $1.45 per share. During 2000, the Company awarded deferred compensation stock options for 25,466 shares at an average exercise price of $2.22 per share. During 1999, the Company awarded deferred compensation stock options for 38,613 shares at an average exercise price of $3.11 per share. In accordance with Accounting Principles Board ("APB") Opinion No. 25, the Company recognized compensation expense of $17,000, $85,000 and $180,000 for the years ended December 31, 2001, 2000 and 1999, respectively, in connection with the issuance of these discounted options.

On August 22, 2001, the Company offered to all optionees who held options with an exercise price of more than $5.85 per share (covering a total of 812,329 shares), the opportunity to voluntarily return for cancellation without payment any stock option award with an exercise price above that price. At the close of the offer period on September 20, 2001, stock options for a total of 797,229 shares were voluntarily surrendered for cancellation. The Compensation Committee of the Company's board of directors may consider whether or not to grant stock-based awards under the Plan to optionees who surrendered stock options during the above offer period after March 21, 2002.

13. Stock Incentive Plan (Continued)

A summary of the status of the Company's stock options at December 31, 2001, 2000 and 1999, together with changes during the periods then ended, are presented below:

	Number of options	Weighted average exercise price
Outstanding at December 31, 1998	785,295	$ 12.15
Options granted at market price	152,971	8.79
Options granted below market price	38,613	3.11
Options exercised	(9,059)	3.74
Options canceled or expired	(74,102)	13.60
Outstanding at December 31, 1999	893,718	11.16
Options granted at market price	171,056	6.57
Options granted below market price	25,466	2.22
Options exercised	(7,000)	4.01
Options canceled or expired	(127,578)	9.03
Outstanding at December 31, 2000	955,662	10.44
Options granted at market price	99,562	3.74
Options granted below market price	7,811	1.45
Options exercised	-	-
Options voluntarily surrendered	(797,229)	11.53
Options canceled or expired	(13,600)	8.72
Outstanding at December 31, 2001	252,206	
Available for grant at December 31, 2001	1,073,360	

The Company applies APB Opinion No. 25 and related interpretations in accounting for the Plan. Accordingly, no compensation expense has been recognized for its stock option grants issued at market price because the exercise price of the Company's employee stock options equals the market price of the underlying stock on the date of grant. If comp-ensation expense for the Company's stock-based compensation plan had been determined based on the fair market value at the grant date for awards under the Plan consistent with the method of Statement of Financial Accounting Standards ("SFAS") No. 123, the Company's net (loss) income and (loss) earnings per share would have been adjusted to the pro forma amounts indicated below:

(in thousands, except per share amounts)	2001	2000	1999
Net (loss) income, as reported	$ (2,422)	$ 2,101	$ 5,149
Net (loss) income, pro forma	(2,659)	1,332	4,265
Basic (loss) earnings per share, as reported	(.39)	.29	.68
Basic (loss) earnings per share, pro forma	(.43)	.18	.56
Diluted (loss) earnings per share, as reported	(.39)	.29	.68
Diluted (loss) earnings per share, pro forma	(.43)	.18	.56

13. Stock Incentive Plan (Continued)

The effects of applying SFAS No. 123 for providing pro forma disclosures for 2001, 2000 and 1999 are not likely to be representative of the effects on reported net income for future years, because options vest over several years and additional awards generally are made each year.

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model, with the following weighted-average assumptions used for grants in 2001, 2000 and 1999:

	2001	2000	1999
Expected volatility	56%	50%	46%
Risk free rate of return	4.59%	6.20%	5.75%
Expected dividend yield	0%	0%	0%
Expected life (years)	5.0	7.0	7.0

Total fair value of options granted at market price was computed to be $197,000, $674,000 and $769,000 for the years ended December 31, 2001, 2000 and 1999, respectively. Total fair value of options granted at 60% below market price was computed to be approximately $21,000, $111,000 and $232,000 for the years ended December 31, 2001, 2000 and 1999 respectively. The weighted average value of all options granted in 2001, 2000 and 1999 was $2.03, $3.94 and $5.22, respectively.

The following table summarizes information about stock options outstanding at December 31, 2001:

	Options outstanding			Options exercisable	
Exercise price range	Number of shares	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Exercisable at December 31, 2001	Weighted-average exercise price
$ 1.45 - $ 5.91	236,106	$ 3.63	7.9	122,294	$ 3.28
7.06 - 17.75	16,100	12.23	5.4	13,050	12.91
	252,206			135,344	

At December 31, 2001, 2000 and 1999, 135,344, 619,009 and 509,834 options were exercisable at weighted average exercise prices of $4.21, $11.33 and $11.56, respectively.

14. Stock Repurchase Program

During 1999, the Company's Board of Directors authorized a stock repurchase program to purchase common shares from time to time in open market purchases. Since inception, the Board has approved five increases in the total number of shares or dollars authorized to be repurchased under the program. The repurchase program currently allows for $276,000 to be used for the repurchase of additional shares as of December 31, 2001. During 2001, the Company repurchased 603,600 shares at an aggregate price of $2,307,000. During 2000, the Company repurchased 1,017,300 shares at an aggregate price of $4,541,000. During 1999, the Company repurchased 219,000 shares at an aggregate price of $1,498,000.

15. Litigation

The Company is subject to legal proceedings and claims, which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to currently pending or threatened actions is not expected to materially affect the financial position or results of operations of the Company.

16. Quarterly Financial Information (Unaudited)

(in thousands, except per share amounts and market price per share)

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Year ended December 31, 1999				
Revenues	$ 71,015	$ 84,707	$ 95,875	$ 96,253
Cost of revenues	63,700	75,565	84,927	86,159
Net income	740	1,216	1,835	1,359
Basic earnings per share	.10	.16	.24	.18
Diluted earnings per share	.10	.16	.24	.18
Common stock market prices:				
High	$ 9.06	$ 9.25	$ 10.25	$ 8.38
Low	5.25	5.88	7.75	5.50
Year ended December 31, 2000				
Revenues	$ 87,122	$ 86,502	$ 80,744	$ 68,098
Cost of revenues	78,519	77,724	72,830	61,588
Net income	744	794	500	63
Basic earnings per share	.10	.11	.07	.01
Diluted earnings per share	.10	.11	.07	.01
Common stock market prices:				
High	$ 7.63	$ 7.50	$ 6.44	$ 5.25
Low	5.00	5.00	5.00	2.50
Year ended December 31, 2001				
Revenues	$ 55,153	$ 52,551	$ 58,282	$ 50,677
Cost of revenues	49,811	47,373	52,308	49,136
Net (loss) income	(211)	(184)	242	(2,269)
Basic (loss) earnings per share	(.03)	(.03)	.04	(.38)
Diluted (loss) earnings per share	(.03)	(.03)	.04	(.38)
Common stock market prices:				
High	$ 4.00	$ 3.97	$ 4.25	$ 5.06
Low	3.38	3.30	3.05	3.04

PART IV

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BARRETT BUSINESS SERVICES, INC.
Registrant

Date: April 10, 2002

By: /s/ Michael D. Mulholland
Michael D. Mulholland
Vice President-Finance and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated on the 10th day of April, 2002.

Principal Executive Officer and Director:

* WILLIAM W. SHERERTZ	President and Chief Executive Officer and Director

Principal Financial Officer:

/s/ Michael D. Mulholland Michael D. Mulholland	Vice President-Finance and Secretary

Principal Accounting Officer:

/s/ James D. Miller James D. Miller	Controller and Assistant Secretary

Other Directors:

* THOMAS J. CARLEY	Director
* JAMES B. HICKS	Director
* ANTHONY MEEKER	Director

* By /s/ Michael D. Mulholland
Michael D. Mulholland
Attorney-in-Fact

EXHIBIT INDEX

3.1 Charter of the Registrant, as amended. Incorporated by reference to Exhibit 3 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 1994.

3.2 Bylaws of the Registrant, as amended. Incorporated by reference to Exhibit 3.2 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1996.

4.1 Loan Agreement between the Registrant and Wells Fargo Bank, N.A., dated May 31, 2000. Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2000.

4.2 Amendment, dated March 12, 2001, to Loan Agreement between the Registrant and Wells Fargo Bank, N.A., dated May 31, 2000. Incorporated by reference to Exhibit 4.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 2000.

4.3 Amendment, dated May 31, 2001, to Loan Agreement between the Registrant and Wells Fargo Bank, N.A., dated May 31, 2000, Revolving Line of Credit Note in the amount of $13,000,000 dated May 31, 2001, and related loan documents. Incorporated by reference to Exhibit 4.1 to the Registrant's Quarterly Report on Form 10-Q for the quarter ended June 30, 2001.

4.4 Amendment, dated December 19, 2001, to Loan Agreement between Registrant and Wells Fargo Bank, N.A., dated May 31, 2000.

The Registrant has incurred other long-term indebtedness as to which the amount involved is less than 10 percent of the Registrant's total assets. The Registrant agrees to furnish copies of the instruments relating to such indebtedness to the Commission upon request.

10.0 Executive Compensation Plans and Arrangements and Other Management Contracts.

10.1 Second Amended and Restated 1993 Stock Incentive Plan of the Registrant.

10.2 Form of Indemnification Agreement with each director of the Registrant. Incorporated by reference to Exhibit 10.8 to the Registrant's Registration Statement on Form S-1 (No. 33-61804).

10.3 Deferred Compensation Plan for Management Employees of the Registrant. Incorporated by reference to Exhibit 10.3 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1997.

10.4 Employment Agreement between the Registrant and Michael D. Mulholland, dated January 26, 1999. Incorporated by reference to Exhibit 10.4 to the Registrant's Annual Report on Form 10-K for the year ended December 31, 1998.

10.5 Promissory note of William W. Sherertz dated December 10, 2001.

11 Statement of calculation of Basic and Diluted shares outstanding.

23 Consent of PricewaterhouseCoopers LLP, independent accountants.

24 Power of attorney of certain officers and directors.

DIRECTORS

WILLIAM W. SHERERTZ
President and Chief Executive Officer

THOMAS J. CARLEY
Private Investor

JAMES B. HICKS, Ph. D.
Co-founder and
Chief Technology Officer,
Virogenomics, Inc.

ANTHONY MEEKER
Managing Director,
Victory Capital Management, Inc.

NANCY B. SHERERTZ
Private Investor

OFFICERS

WILLIAM W. SHERERTZ
President and Chief Executive Officer

MICHAEL D. MULHOLLAND
Vice President-Finance and Secretary

GREGORY R. VAUGHN
Vice President

JAMES L. DONAHUE
Area Vice President

ELAINE M. GUARD
Area Vice President

STOCKHOLDER INFORMATION

ANNUAL MEETING

The annual meet of stockholders will be held on Wednesday, May 15, 2002 at 2:00 p.m. Pacific Time, at the Multnomah Athletic Club in Portland, Oregon. All stockholders are invited to attend the annual meeting, however, only stockholders of record on March 29, 2002 will be entitled to vote at the meeting.

STOCK LISTING

The common stock of Barrett Business Services, Inc. is traded on The Nasdaq Stock Market under the symbol "BBSI." The Company had 63 shareholders of record and approximately 370 beneficial owners at March 29, 2002. The Company has paid no cash dividends since its initial public offering in June 1993.

FINANCIAL REPORTS

Copies of the Company's published financial reports, including its Annual Report on Form 10-K, are available upon request and without charge by contacting Investor Relations at the address listed below or through our website at www.BarrettBusiness.com

STOCKHOLDER ACCOUNT ASSISTANCE

Mellon Investor Services acts as transfer agent and registrar for the Company. For assistance regarding stock certificates (including transfers), address or name changes, or lost stock certificates, please contact:

Mellon Investor Services LLC
85 Challenger Road
Ridgefield Park, New Jersey 07660
Telephone: (800) 522-6645
Internet: www.melloninvestor.com

CORPORATE HEADQUARTERS

4724 SW Macadam Avenue ○ Portland, Oregon 97201 ○ (503) 220-0988

www.BarrettBusiness.com

GOOD PEOPLE,

GOOD COMPANIES...

GREAT RESULTS!

BBS

A Human Resource Management Company

4724 SW Macadam Avenue Portland, Oregon 97201
503/220-0988 800/676-4710 Fax 503/220-0987

www.barrettbusiness.com